EXHIBIT 99.1

inter&co

Interim consolidated statements

September 30, 2025

3Q2025

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Interim consolidated financial statements September 30, 2025

1

Interim consolidated financial statements September 30, 2025
Management Statement
Inter & Co, Inc.
Inter & Co, Inc (the Company and, together with its consolidated subsidiaries, the Group) is a holding company incorporated in the Cayman Islands, with limited liability. The Company's shares are listed on Nasdaq, with the ticker INTR, and BDRs listed on B3 with the ticker INBR32. Inter&Co is the controlling company of the group Inter and indirectly holds all the shares in Banco Inter.
Inter
Inter provides e-commerce and financial services, with solutions offered in a single digital ecosystem that includes a complete range of banking services, investments, credit, insurance, and cross-border banking, as well as a marketplace that brings together the largest retailers in Brazil and in the United States.
Operating highlights
Customers
As of September 30, 2025 we surpassed a total of 41.3 million customers. The activation rate reached 57.9%, an increase of 2.0 percentage points when compared to September 30, 2024.
Loan Portfolio
The balance of loan operations reached R$ 43.8 billion, representing a positive variation of 23.1% compared to December 31, 2024.
Fundraising
Total funding, which includes demand deposits, term deposits, savings deposits and securities issued, such as real estate credit notes, secured real estate notes and financial notes, totaled R$ 63.7 billion, 21.0% higher than the amount recorded on December 31, 2024.
Economic and financial highlights
Net income
September 30, 2025, we achieved profit of R$ 938.0 million, representing an increase of 48.4% compared to the same period in 2024.
Revenues
September 30, 2025, revenues reached R$ 6.0 billion, marking an increase of 31.8% compared to the same period in 2024.
Administrative expenses and Personnel
Accumulated administrative and personnel expenses incurred as of September 30, 2025, totaled R$ 2.4 billion, an increase of 24.0% compared to the same period in 2024.
Equity highlights
Total assets
Total assets reached R$ 91.8 billion as of September 30, 2025, an increase of 20.1% compared to December 31, 2024.
Shareholder’s equity
Shareholder’s equity totaled R$ 9.8 billion, a growth of 8.1% compared to December 31, 2024.

2

Interim consolidated financial statements September 30, 2025
Relationship with the independent auditors
The Company has a policy with requirements for contractual risk analysis which defines that the Board of Directors must evaluate the transparency, objectivity, governance aspects and the compromising of the independence of the contract, thus ensuring conformity between the parties involved. Additionally, it has an Audit Committee whose responsibilities include both providing opinions and recommendations on the audit service provider and evaluating the effectiveness of the independent and internal audits, including compliance evaluation of legal provisions and regulations applicable to Inter, as well as internal policies and codes.
Furthermore, Inter&Co, Inc. confirms that KPMG Auditores Independentes Ltda. has procedures, policies, and controls in place to ensure its independence, which include an evaluation of the work provided, covering any service other than the independent audit of Company's financial information. This evaluation is based on the applicable regulations and accepted principles that preserve the auditor's independence. The acceptance and performance of non-audit professional services on the financial Information by its independent auditors during the period ended as of September 30, 2025 did not affect the independence and objectivity in the conduct of the audit work performed at Inter & Co, Inc. Information related to independent auditors' fees is made available annually in the reference form.
Acknowledgment
We would like to thank our shareholders, customers, and partners for their trust, as well as each of our employees who build our history each day.
Belo Horizonte, November 12, 2025.
The Management

3

KPMG Auditores Independentes Ltda.
Rua Paraíba, 550 - 12º andar - Bairro Funcionários
30130-141 - Belo Horizonte/MG - Brasil
Caixa Postal 3310 - CEP 30130-970 - Belo Horizonte/MG - Brasil
Telefone +55 (31) 2128-5700
kpmg.com.br

Independent auditors' report on review of the condensed consolidated interim financial information

To the Shareholders, Board of Directors and Directors of

Inter & Co, Inc.

Cayman Islands

Introduction

We have reviewed the condensed consolidated interim financial information of Inter & Co, Inc. ("Company"), as of September 30, 2025, which comprise the balance sheet as of September 30, 2025, and the statements of profit or loss, comprehensive income for quarter and nine-month period then ended, and changes in equity and cash flows for the nine-month period then ended, including the notes. Management is responsible for the preparation and presentation of this condensed consolidated interim financial information in accordance with IAS 34 Interim Financial Reporting, issued by the International Accounting Standards Board – (IASB). Our responsibility is to express a conclusion on this condensed consolidated interim financial information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards on Interim Financial Information Review (NBC TR 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of people responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with standards on auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

KPMG Auditores Independentes Ltda., uma sociedade simples brasileira, de responsabilidade limitada e firma-membro da organização global KPMG de firmas-membro independentes licenciadas da KPMG International Limited, uma empresa inglesa privada de responsabilidade limitada.

KPMG Auditores Independentes Ltda., a Brazilian limited liability company and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee.

4

Conclusion on the condensed consolidated interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the condensed consolidated interim financial information referred to above is not prepared, in all material respects, in accordance with IAS 34 - Interim Financial Reporting.

Belo Horizonte, November 12, 2025

KPMG Auditores Independentes Ltda.
CRC SP-014428/O-6 F-MG

Original report in Portuguese signed by

Marco Antonio Pontieri

Accountant - CRC 1SP153569/O-0

KPMG Auditores Independentes Ltda., uma sociedade simples brasileira, de responsabilidade limitada e firma-membro da organização global KPMG de firmas-membro independentes licenciadas da KPMG International Limited, uma empresa inglesa privada de responsabilidade limitada.

KPMG Auditores Independentes Ltda., a Brazilian limited liability company and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee.

5

Interim consolidated balance sheet As of September 30, 2025 and December 31, 2024 (Amounts in thousands of Brazilian reais, unless otherwise stated)

	Note	09/30/2025	12/31/2024
Assets
Cash and equivalents	8	5,695,320	1,108,394
Amounts due from financial institutions, net of provisions for expected credit losses	9	3,275,871	6,194,960
Deposits at Central Bank of Brazil		7,072,746	5,285,402
Securities, net of provisions for expected credit losses	10	27,078,010	23,899,551
Derivative financial assets	11	2,493	563
Loans and advances to customers, net of provisions for expected credit losses	12	41,113,584	33,327,355
Non-current assets held for sale		313,776	234,611
Equity accounted investees		10,401	10,401
Property and equipment	13	367,318	369,942
Intangible assets	14	2,006,644	1,836,053
Deferred tax assets	32.c	1,702,928	1,705,054
Other assets	15	3,169,417	2,486,145
Total assets		91,808,508	76,458,430

Liabilities
Deposits from customers	16	51,496,386	42,803,229
Deposits from banks	17	14,253,393	11,319,577
Securities issued	18	12,242,366	9,890,219
Derivative financial liabilities	11	23,470	70,048
Borrowings and on-lending	19	676,424	128,924
Tax liabilities	20	660,338	574,429
Income tax and social contribution		547,636	462,501
Other tax liabilities		112,702	111,928
Provisions	21	258,680	155,262
Deferred tax liabilities	32.c	46,918	61,503
Other liabilities	22	2,342,401	2,382,932
Total liabilities		82,000,376	67,386,123

Equity
Share capital	23.a	13	13
Reserves	23.b	10,579,565	9,793,992
Other comprehensive loss	23.c	(899,763)	(898,830)
Equity attributable to owners of the Company		9,679,815	8,895,175
Non-controlling interest	23.f	128,317	177,132
Total equity		9,808,132	9,072,307

Total liabilities and equity		91,808,508	76,458,430

The explanatory notes are an integral part of the unaudited interim condensed consolidated financial statements

6

Interim condensed consolidated statements of income For the quarters ended September 30, 2025 & 2024 (Amounts in thousands of Brazilian reais, except for earnings per share)

		Quarter		Nine-month period
	Note	09/30/2025	09/30/2024	09/30/2025	09/30/2024
Interest income	24	2,226,423	1,412,226	6,161,507	3,802,166
Interest expenses	24	(1,653,759)	(835,617)	(4,256,737)	(2,370,507)
Income from securities, derivatives and foreign exchange	25	1,050,027	587,741	2,550,022	1,766,972
Net interest income and income from securities, derivatives and foreign exchange		1,622,691	1,164,350	4,454,792	3,198,631

Net revenues from services and commissions	26	514,179	467,667	1,469,231	1,239,152
Expenses from services and commissions		(46,809)	(37,677)	(130,617)	(104,641)
Other revenues	27	72,103	81,803	209,641	222,534
Revenues		2,162,164	1,676,143	6,003,047	4,555,675

Impairment losses on financial assets	28	(640,796)	(471,427)	(1,723,726)	(1,303,723)
Administrative expenses	29	(543,343)	(474,826)	(1,611,572)	(1,272,897)
Personnel expenses	30	(285,248)	(258,955)	(776,886)	(653,625)
Tax expenses	31	(190,328)	(123,633)	(503,262)	(309,382)
Depreciation and amortization		(84,524)	(53,349)	(228,600)	(148,284)
Income from equity interests in associates		—	—	—	(2,480)
Profit before income tax		417,925	293,953	1,159,001	865,283
Income tax	32	(61,920)	(33,942)	(164,040)	(187,397)

Net income from controlling and non-controlling interests		356,005	260,011	994,961	677,886
Non-controlling interest		(19,660)	(17,340)	(56,963)	(45,943)
Net income		336,345	242,671	937,998	631,943

Earnings per share
Basic earnings per share	23.e	0.76	0.56	2.13	1.45
Diluted earnings per share	23.e	0.75	0.54	2.11	1.44

The explanatory notes are an integral part of the unaudited interim condensed consolidated financial statements

7

Interim condensed consolidated statements of comprehensive income For the quarters ended September 30, 2025 & 2024 (Amounts in thousands of Brazilian reais, unless otherwise stated)

	Quarter		Nine-month period
	09/30/2025	09/30/2024	09/30/2025	09/30/2024

Net income (a)	336,345	242,671	937,998	631,943
Non-controlling interest	19,660	17,340	56,963	45,943
Net income from controlling and non-controlling interests	356,005	260,011	994,961	677,886

Other comprehensive income

Changes in fair value - financial assets at FVOCI	22,715	(52,321)	239,125	(336,129)
Tax effect	3,635	2,635	(117,361)	130,348
Net change in fair value - financial assets at FVOCI	26,350	(49,686)	121,764	(205,781)

Cash flow hedge	10,801	—	(6,179)	—
Hedge of investments abroad	31,128	26,045	182,691	(36,987)
Tax effect	(9,052)	(14,321)	(68,670)	14,043
Hedge of net investments in operations abroad	32,877	11,724	107,842	(22,944)

Foreign exchange differences on the translation of foreign operations	(41,894)	(5,639)	(230,539)	103,987

Other comprehensive income (loss) that may be reclassified subsequently to the income statement	17,333	(43,601)	(933)	(124,738)

Total comprehensive income for the period	373,338	216,410	994,028	553,148

Allocation of comprehensive income
To owners of the company	353,678	199,071	937,065	507,205
To non-controlling interest	19,660	17,340	56,963	45,943

 (a) Refers to the net profit of controlling shareholders.

The explanatory notes are an integral part of the unaudited interim condensed consolidated financial statements

8

Interim condensed consolidated statements of cash flows For the quarters ended September 30, 2025 & 2024 (Amounts in thousands of Brazilian reais, unless otherwise stated)

	09/30/2025	09/30/2024
Operating activities
Profit for the period (a)	937,998	631,943
Non-controlling interest	56,963	45,943
Adjustments to profit (loss)
Depreciation and amortization	228,600	148,284
Result of equity interests in associates	—	2,480
Impairment losses on financial assets	1,723,726	1,303,723
Expenses with provisions for contingencies	41,220	37,264
Income tax and social contribution	164,040	187,397
Capital gains (losses)	15,253	(16,506)
Provision for performance income	(29,806)	(55,298)
Effect of the exchange rate variation on cash and equivalents	(67,846)	(80,379)

(Increase)/ decrease in:
Deposits at Central Bank of Brazil	(1,787,344)	(1,520,741)
Loans and advances to customers	(9,405,643)	(4,146,035)
Amounts due from financial institutions	2,907,206	(1,509,509)
Securities	(338,080)	(144,912)
Derivative financial assets	(1,929)	(14,251)
Non-current assets held for sale	(83,412)	(10,469)
Other assets	(564,920)	(329,930)
Increase/ (decrease) in:
Deposits from customers	8,693,157	6,478,139
Deposits from banks	2,933,816	50,250
Securities issued	2,352,147	952,614
Derivative financial liabilities	129,934	(43,272)
Borrowings and on-lending	547,500	(296,316)
Tax liabilities	85,031	59,703
Provisions	(39,148)	(27,965)
Other liabilities	(240,922)	60,313
Income tax paid	(382,645)	(306,553)
Net cash from (used in) operating activities	7,874,896	1,455,917

Cash flow from investing activities
(Acquisition) of subsidiaries, net of cash acquired	—	(81,675)
(Acquisition) of property and equipment	(65,089)	(57,801)
(Acquisition) of intangible assets	(366,604)	(302,897)
(Acquisition) of financial assets at FVOCI	(6,676,015)	(10,779,888)
Proceeds from sale of financial assets at FVOCI	4,308,852	6,986,440
(Acquisition) of financial assets at amortized cost	(243,294)	(67,399)
Proceeds from sale of financial assets at amortized cost	22,815	96,122
Net cash from (used in) investing activities	(3,019,335)	(4,207,098)

Cash flow from financing activities
Capital increase	—	783,491
Dividends and interest on shareholders' equity paid	(238,375)	(78,500)
Repurchase of treasury shares	(27,110)	(18,954)
Non-controlling shareholders	(70,996)	(1,049)
Net cash from (used in) financing activities	(336,481)	684,988

Increase/(Decrease) in cash and equivalents	4,519,080	(2,066,193)
Cash and equivalents at the beginning of the period	1,108,394	4,259,379
Effect of the exchange rate variation on cash and equivalents	67,846	80,379
Cash and equivalents at end of period	5,695,320	2,273,565

(a) Refers to the net profit of controlling shareholders.

The explanatory notes are an integral part of the unaudited interim condensed consolidated financial statements

9

Interim condensed consolidated statements of changes in equity For the quarters ended September 30, 2025 & 2024 (Amounts in thousands of Brazilian reais, unless otherwise stated)

	Share capital	Reserves	Other comprehensive income	Retained earnings /accumulated losses	Treasury shares	Equity attributable to owners of the Company	Non-controlling interest	Total equity
Balance as of December 31, 2023	13	8,147,285	(675,488)	—	—	7,471,810	124,881	7,596,691
Profit for the period	—	—	—	631,943	—	631,943	45,943	677,886
Proposed allocations:
Constitution/ reversal of reserves	—	631,943	—	(631,943)	—	—	—	—
Capital increase	—	822,259	—	—	—	822,259	—	822,259
Cost associated with issuing equity securities	—	(38,768)	—	—	—	(38,768)	—	(38,768)
Interest on equity / dividends	—	(68,813)	—	—	—	(68,813)	(9,687)	(78,500)
Foreign exchange differences on the translation of foreign operations	—	—	103,987	—	—	103,987	—	103,987
Gains and losses - Hedge	—	—	(22,944)	—	—	(22,944)	—	(22,944)
Net change in fair value - financial assets at FVOCI	—	—	(205,781)	—	—	(205,781)	—	(205,781)
Share-based payment transactions	—	(18,342)	—	—	18,342	—	—	—
Reflex reserves	—	32,512	—	—	—	32,512	—	32,512
Repurchase of treasury shares	—	—	—	—	(18,954)	(18,954)	—	(18,954)
Others	—	—	—	—	—	—	(1,049)	(1,049)
Balance as of September 30, 2024	13	9,508,076	(800,226)	—	(612)	8,707,251	160,088	8,867,339

Balance as of December 31, 2024	13	9,793,992	(898,830)	—	—	8,895,175	177,132	9,072,307
Profit for the period	—	—	—	937,998	—	937,998	56,963	994,961
Proposed allocations:
Constitution/ reversal of reserves	—	937,998	—	(937,998)	—	—	—	—
Interest on equity / dividends	—	(203,593)	—	—	—	(203,593)	(34,782)	(238,375)
Foreign exchange differences on the translation of foreign operations	—	—	(230,539)	—	—	(230,539)	—	(230,539)
Gains and losses - Hedge	—	—	107,842	—	—	107,842	—	107,842
Net change in fair value - financial assets at FVOCI	—	—	121,764	—	—	121,764	—	121,764
Share-based payment transactions	—	9,139	—	—	27,110	36,249	—	36,249
Reflex reserves	—	42,029	—	—	—	42,029	—	42,029
Repurchase of treasury shares	—	—	—	—	(27,110)	(27,110)	—	(27,110)
Others	—	—	—	—	—	—	(70,996)	(70,996)
Balance as of September 30, 2025	13	10,579,565	(899,763)	—	—	9,679,815	128,317	9,808,132
The explanatory notes are an integral part of the unaudited interim condensed consolidated financial statements

10

Notes to the interim condensed consolidated financial statements September 30, 2025
Notes to the interim condensed consolidated financial statements
(Amounts in thousands of Brazilian reais, unless otherwise stated)
1.Activity and structure of Inter & Co, Inc. and its subsidiaries
Inter&Co, Inc. ("Inter&Co", "Inter Group", "Group", "Company", or "Inter") is the holding company controlling Inter Group, incorporated in the Cayman Islands and registered as a foreign issuer with the U.S. Securities and Exchange Commission ("SEC").
Inter&Co’s Class A common shares are traded on Nasdaq under the ticker "INTR," while depositary receipts backed by these shares (Level II BDRs) are traded on B3 under the ticker "INBR32."
The main subsidiaries of Inter&Co include:
◦Inter Holding Financeira S.A.: A direct subsidiary domiciled in Brazil, whose main activity is holding 100% of the share capital of Banco Inter S.A. (Banco Inter).
◦Inter Marketplace Intermediação de Negócios e Serviços Ltda.: A direct subsidiary domiciled in Brazil, responsible for operating the Group’s marketplace platform, connecting customers to a wide range of third-party non-financial products and services. Its main offerings include e-commerce marketplace, gift cards, mobile phone services through Inter Cel (a Mobile Virtual Network Operator – MVNO), airline ticket sales, among others.
◦Inter US Holding Inc.: A direct subsidiary domiciled in the United States, which oversees the Group’s North American operations.
In its consolidated financial statements, Inter&Co and all its subsidiaries are collectively referred to as the "Group" or "Inter," reflecting the integrated operations of this financial conglomerate.
Operating as a digital platform for individuals and businesses, Inter provides a comprehensive range of integrated financial services and solutions within a Super App, such as: credit cards, checking accounts, investments, insurance, mortgage loans, payroll loans, business loans, and a marketplace for non-financial services, among others. The operations are seamlessly conducted through the Super App, offering customers a unified digital experience to manage their finances and daily activities.
2.Basis for preparation
a.Compliance statement
The Group's unaudited interim condensed consolidated financial statement has been prepared in accordance with IAS 34 - Interim financial reporting issued by the International Accounting Standards Board (IASB).
This unaudited interim condensed consolidated financial statement has been prepared following the basis of preparation and accounting policies consistent with those adopted in the preparation of the consolidated financial statements of Inter & Co, Inc., as of December 31, 2024, and is therefore intended only to provide an update of the content of the latest financial statements and should be read together, in accordance with IAS 34.
These unaudited interim condensed consolidated financial statements were authorized for issuance by the Company’s Board of Directors on November 12, 2025.

11

Notes to the interim condensed consolidated financial statements September 30, 2025
b.Functional and presentation currency
These unaudited interim condensed consolidated financial statements are presented in Brazilian reais (BRL or R$). The functional currency of the Group companies is shown in note 4a. All balances were rounded to the nearest thousand, unless otherwise indicated.
c.Use of estimates and judgments
In preparing these unaudited interim condensed consolidated financial statements, management has made judgments, estimates and assumptions that affect the application of the accounting policies of the Group and the reported amounts of assets, liabilities, revenues and expenses. Actual results may differ from such estimates. Estimates and assumptions are reviewed on an ongoing basis. Adjustments, if any, related to changes in estimates are recognized prospectively. The significant judgments made by management during the application of the Group’s accounting policies and the sources of estimation uncertainty are described below:
Judgments
Information about the judgments made in the application of accounting policies that have the most relevant effects on the amounts recognized in financial projections are included in the following notes:
•Basis for consolidation (see note 4a): whether Inter&Co has de facto control over an investee.
•Classification of financial assets (see notes 6 and 7): assessment of whether financial assets comply with the sole payment of principal and interest (SPPI test) criteria and the business model in which the assets are managed (amortized cost, fair value through other comprehensive income or fair value through profit or loss).
Estimates
The estimates present a significant risk and may have a material impact on the values of assets and liabilities in the coming years, and the actual results may differ from those previously established. The main items susceptible to impacts due to these estimates are shown below:
•Classification of financial assets (see notes 6 and 7) - evaluation of the business model in which the assets are held and evaluation of whether the contractual terms of the financial asset relate only to payments of principal and interest (SPPI test).
•Impairment test of intangible assets and goodwill (see note 14): for the purposes of impairment testing, each Group entity was considered a cash generating unit (“CGU”); and
•Deferred tax asset (see note 32): the expected realization of the deferred tax asset is based on projected future taxable income and other technical studies.
•Expected credit loss (see notes 12d and 21): the measurement of expected credit loss on assets measured at amortized cost and fair value through other comprehensive income (FVOCI) requires the use of complex quantitative models and assumptions about future economic conditions and credit behavior. Several significant judgments are also needed to apply the accounting requirements for measuring expected credit loss, such as: determining the criteria to evaluate the significant increase in credit risk; selecting quantitative models; and establishing different prospective scenarios and their weighting, and others.
•Provisions (see note 21): recognition and measurement of provisions, including the provision for legal proceedings. The main assumptions considered refer to the probability and magnitude of outflows of resources.

12

Notes to the interim condensed consolidated financial statements September 30, 2025
3.New accounting standards recently issued
New or revised accounting pronouncements adopted in 2025
The following new or revised standards were issued by the IASB and adopted by the Group for the periods covered by these unaudited interim condensed consolidated financial statements.
•Amendment to IAS 21 - The Effects of Changes in Foreign Exchange Rates and Translation of Financial Statements: The changes require the application of a consistent approach when assessing whether one currency can be exchanged for another, and the amendment clarifies how entities should determine the exchange rate to be used and the disclosures to be provided when a currency is difficult or impossible to exchange. The amendments aim to improve the information an entity provides in its financial statements. This amendment is required for annual financial statements for periods beginning on or after January 1, 2025. Management did not identify any impacts, as there are no currencies in its operations that are difficult or impossible to exchange in the Group's consolidated financial statements.
Other new standards and interpretations issued but not yet effective
•Amendments to IFRS 9 - Financial Instruments and IFRS 7 - Financial Instruments Disclosures: Issued in May 2024, the amendments and clarifications relate to the derecognition of financial liabilities through electronic systems, assessment of contractual cash flow characteristics in classification (SPPI Test), such as financial assets linked to ESG (Environmental, Social and Governance) and other financial instruments. Additionally, additional disclosures were included regarding equity instruments designated at fair value through other comprehensive income and financial instruments linked to contingent events. The amendments are effective for periods beginning on January 1, 2026. Management is assessing the effects of adopting this amendment for the Group's consolidated financial statements.
•IFRS 18 - Presentation and Disclosure in Financial Statements: Issued in April 2024, it replaces IAS 1 and brings additional requirements for financial statements with the aim of enhancing information to shareholders. It defines three categories for income and expenses: operating, investing, and financing, and includes new subtotals. The standard also provides guidance on the disclosure of management-defined performance indicators and includes specific requirements for banking and insurance sector companies. IFRS 18 will come into effect on January 1, 2027, and Management is assessing the effects of adopting this standard for the Group's consolidated financial statements.
•IFRS 19 - Subsidiaries without Public Accountability: Issued in May 2024, the standard defines that a subsidiary without public accountability can provide reduced disclosures when applying IFRS Accounting Standards in its financial statements. The standard is optional for eligible subsidiaries and establishes disclosure requirements for subsidiaries that choose to apply it. IFRS 19 will come into effect on January 1, 2027, and management is assessing the effects of adopting this standard for the Group's consolidated financial statements.
•Other Amendments - The IASB has made other amendments to existing standards, as summarized below:
•Amendments to IFRS 7 - Gains and losses on derecognition: The amendments aim to disclose deferred differences on fair value and transaction price, changes in the classification and measurement of financial instruments, effective from January 1, 2026.
•Amendments to IAS 7 - The main objective is to increase transparency in the disclosure of supplier financing arrangements, requiring additional information on these arrangements, such as terms and conditions, the value of liabilities involved, and liquidity risks, effective from January 1, 2026.
•Amendments to IFRS 10 - Aims at defining control and transition guidance after applying the new concept, as well as clarifications on the sale or contribution of assets between related entities, effective from January 1, 2026.

13

Notes to the interim condensed consolidated financial statements September 30, 2025
•Amendments to IFRS 9 - Includes clarifications on the derecognition of lease liabilities and their consequences, effective from January 1, 2026.
In light of the above-mentioned amendments, Management is assessing the possible impacts of these standard changes on its unaudited interim condensed consolidated financial statements.
4.Material accounting policies
Basis for consolidation

The following table shows the subsidiaries in each period:

Entity	Branch of Activity	Common shares and/or quotas	Functional currency	Country	Share in the capital (%)
					09/30/2025	12/31/2024
Direct subsidiaries
Inter&Co Participações Ltda.	Holding Company	13,196,995	BRL	Brazil	100.00%	100.00%
INTRGLOBALEU Serviços Administrativos, LDA	Holding Company	1	EUR	Portugal	100.00%	100.00%
Inter US Holding, Inc,	Holding Company	100	US$	USA	100.00%	100.00%
Inter Holding Financeira S.A.	Holding Company	401,207,704	BRL	Brazil	100.00%	100.00%
Inter Marketplace Intermediação de Negócios e Serviços Ltda.	Marketplace	1,984,271,386	BRL	Brazil	100.00%	100.00%
Landbank Fundo de Investimento em Direitos Creditórios de Responsabilidade Limitada (a)	Investment Fund	585,306,514	BRL	Brazil	100.00%	100.00%
Inter&Co Solutions	Provision of services	16,000,000	BRL	Brazil	100.00%	100.00%
Inter Digital Assets – Sociedade Prestadora de Serviços de Ativos Virtuais Ltda. (b)	Virtual Asset Brokerage	6,000,000	BRL	Brazil	100.00%	—
Indirect subsidiaries
Banco Inter S.A.	Multiple Bank	2,593,598,009	BRL	Brazil	100.00%	100.00%
Inter Distribuidora de Títulos e Valores Mobiliários Ltda.	Securities broker	335,000,000	BRL	Brazil	100.00%	100.00%
Inter Digital Corretora e Consultoria de Seguros Ltda.	Insurance broker	60,000	BRL	Brazil	60.00%	60.00%
Inter Títulos Imobiliários Fundo de Investimento Imobiliário	Investment Fund	—	BRL	Brazil	—	97.19%
BMA Inter Fundo De Investimento Em Direitos Creditórios Multissetorial	Investment Fund	—	BRL	Brazil	—	65.17%
TBI Fundo De Investimento Renda Fixa Credito Privado	Investment Fund	415,907,055	BRL	Brazil	100.00%	100.00%
TBI Fundo De Investimento Crédito Privado Investimento Exterior	Investment Fund	15,000,000	BRL	Brazil	100.00%	100.00%
IG Fundo de Investimento Renda Fixa Crédito Privado	Investment Fund	99,667,894	BRL	Brazil	100.00%	100.00%
Inter Simples Fundo de Investimento em Direitos Creditórios Multissetorial	Investment Fund	47,365	BRL	Brazil	98.24%	91.29%
IM Designs Desenvolvimento de Software S.A (c)	Provision of services	—	BRL	Brazil	—	50.00%
Acerto Cobrança e Informações Cadastrais S.A.	Provision of services	60,000,000,000	BRL	Brazil	60.00%	60.00%
Inter & Co Payments, Inc	Provision of services	1,000	US$	USA	100.00%	100.00%
Inter Asset Gestão de Recursos Ltda	Asset management	750,814	BRL	Brazil	70.87%	70.87%
Inter Café Ltda.	Provision of services	17,010,000	BRL	Brazil	100.00%	100.00%
Inter Boutiques Ltda.	Provision of services	6,010,008	BRL	Brazil	100.00%	100.00%
Inter Food Ltda.	Provision of services	7,000,000	BRL	Brazil	70.00%	70.00%
Inter Viagens e Entretenimento Ltda.	Provision of services	94,515	BRL	Brazil	100.00%	100.00%
Inter Conectividade Ltda.	Provision of services	33,533,805	BRL	Brazil	100.00%	100.00%
Inter US Management, LLC	Provision of services	100,000	US$	USA	100.00%	100.00%
Inter US Finance, LLC	Provision of services	100,000	US$	USA	100.00%	100.00%
Inter Securities LLC	Provision of services	—	US$	USA	100.00%	100.00%
Inter&Co Tecnologia e Serviços Financeiros Ltda.	Provision of services	9,896,122,671	BRL	Brazil	100.00%	100.00%
Inter Pag Instituição de Pagamento S.A (d)	Provision of services	1,654,582,386	BRL	Brazil	100.00%	50.00%
Inter Us Advisors, LLC (e)	Asset management	—	US$	USA	100.00%	100.00%
Inter Hedge Fundo de Investimento Imobiliário (f)	Investment Fund	139,437,178	BRL	Brazil	100.00%	—
Inter Oportunidade Imobiliária Fundo de Investimento (g)	Investment Fund	2,552,142	BRL	Brazil	91.15%	—

(a) On June 28, 2024, Inter&Co made a significant investment by acquiring a significant number of shares in the Landbank fund. As a result of this acquisition, the financial data related to this fund were included in the consolidation basis of Inter&Co's financial statements;
(b) On March 20, 2025, Inter Digital Asset was established with the corporate purpose of intermediating virtual assets, encompassing activities such as distribution, subscription, purchase, sale and exchange of virtual assets, portfolio management, foreign exchange transactions and custody services, including safekeeping and control of virtual assets and related instruments. As of the reporting date of these Financial Statements, September 30, 2025, the Company is in the pre-operational phase and has not carried out any commercial operation or transaction related to its corporate purpose;
(c) On July 3, 2025, 50% of the share capital of IM Designs Desenvolvimento de Software S.A. was sold to the current holders of the remaining 50% of the shares. With this transaction, the buyers now hold 100% of the company's share capital.
(d) On May 28, 2024, Banco Inter (an indirect subsidiary) announced the execution of contracts to acquire the entire share capital of Inter Pag. Following approval by BACEN (the Central Bank of Brazil) on July 24, 2024, Inter became the sole shareholder of Inter Pag Instituição de Pagamento S.A. (formerly Granito Soluções em Pagamento S.A.);
(e) In October 2024, Inter&Co US Advisors was incorporated and became a direct subsidiary of US Holding, Inc., and consequently, an indirect subsidiary of Inter&Co;
(f) On February 17, 2025, Banco Inter (an indirect subsidiary of Inter&Co) acquired a stake in Inter Hedge fund. With this acquisition, the fund's financial results were consolidated in Inter&Co's financial statements; and
(g) On August 18, 2025, Banco Inter (an indirect subsidiary of Inter&Co) acquired a stake in Inter Oportunidade Fund. With this acquisition, the fund's financial results were consolidated in Inter&Co's financial statements.

14

Notes to the interim condensed consolidated financial statements September 30, 2025
5.Operating segments
Operating segments are disclosed based on internal information that is used by the chief operating decision maker to allocate resources and to assess performance. The chief operating decision-maker, responsible for allocating resources, evaluating the performance of the operating segments and responsible for making strategic decisions for the Group, is the CEO, together with the Board of Directors.
Profit by operating segment
Each operating segment is composed of one or more legal entities. The measurement of profit by operating segment takes into account all revenues and expenses recognized by the companies that make up each segment.
Transactions between segments are carried out in terms and rates compatible with those practiced with third parties, where applicable. The Group does not have any customer accounting for more than 10% of its total net revenue.
a.Banking & Spending
This segment includes banking products and services such as current accounts, debit and credit cards, deposits, loans, advances to customers, debt collection activities and other services provided to customers, mainly through Inter app. The segment also includes foreign exchange services, remittances of funds between countries, including the Global Account digital solution, card payment solutions (including Inter Pag), together with the investment funds consolidated by the Group.
b.Investments
This segment is responsible for operations related to the acquisition, sale and custody of securities, the structuring and distribution of securities in the capital market and operations related to the management of fund portfolios and other assets (purchase, sale, risk management). Revenues consist primarily of administration fees and commissions charged to investors for the rendering of such services.
c.Insurance Brokerage
This segment offers insurance products underwritten by insurance companies with which Inter has an agreement (‘partner insurance companies’), including warranties, life, property and automobile insurance and pension products, as well as consortium products provided by a third party with whom Inter has a commercial agreement. The income from brokerage commissions is recognized in the income statement when services are provided, that is, when the performance obligation is fulfilled upon sale to the customer.
d.Inter Shop
This segment includes sales of goods and/or services to Inter’s clients through our digital platform in partnership with other companies; in addition to the initiative to offer BNPL (Buy Now Pay Later) operations to customers. The segment income basically comprises commissions received for sales and/or for the rendering of these services.

15

Notes to the interim condensed consolidated financial statements September 30, 2025
Segment information

	09/30/2025
	Banking & Spending	Investments	Insurance Brokerage	Inter Shop	Total of reportable segments	Others	Eliminations	Consolidated
Interest income	6,059,755	15,083	—	64,652	6,139,490	45,829	(23,812)	6,161,507
Interest expenses	(4,312,778)	(12,153)	—	—	(4,324,931)	(15,123)	83,317	(4,256,737)
Income from securities, derivatives and foreign exchange	2,360,514	72,172	8,281	43,042	2,484,009	216,628	(150,615)	2,550,022
Net interest income and income from securities, derivatives and foreign exchange	4,107,491	75,102	8,281	107,694	4,298,568	247,334	(91,110)	4,454,792

Net revenues from services and commissions	963,377	122,243	208,554	164,478	1,458,652	54,775	(44,196)	1,469,231
Expenses from services and commissions	(53,271)	(2)	(69,198)	(7,985)	(130,456)	(161)	—	(130,617)
Other revenues	223,467	8,295	30,708	24,804	287,274	147,131	(224,765)	209,641
Revenues	5,241,064	205,638	178,345	288,991	5,914,038	449,079	(360,071)	6,003,047

Impairment losses on financial assets	(1,722,046)	(277)	—	—	(1,722,323)	(1,403)	—	(1,723,726)
Administrative expenses	(1,471,253)	(79,760)	(12,130)	(50,333)	(1,613,476)	(32,577)	34,480	(1,611,572)
Personnel expenses	(584,451)	(60,248)	(18,571)	(45,262)	(708,532)	(78,093)	9,739	(776,886)
Tax expenses	(332,842)	(15,389)	(20,072)	(35,251)	(403,554)	(99,708)	—	(503,262)
Depreciation and amortization	(211,573)	(4,580)	(1,882)	(8,485)	(226,520)	(2,080)	—	(228,600)
Profit before income tax	918,899	45,384	125,690	149,660	1,239,633	235,218	(315,852)	1,159,001
Income tax	(55,385)	(13,649)	(41,389)	(54,345)	(164,768)	728	—	(164,040)

Net income from controlling and non-controlling interests	863,514	31,735	84,301	95,315	1,074,865	235,946	(315,852)	994,961
Non-controlling interest	(782)	(3,709)	(33,721)	(19,126)	(57,338)	375	—	(56,963)
Net income	862,732	28,026	50,580	76,189	1,017,527	236,321	(315,852)	937,998

	09/30/2025
	Banking & Spending	Investments	Insurance Brokerage	Inter Shop	Total of reportable segments	Others	Eliminations	Consolidated
Total assets	90,010,994	745,046	376,344	736,225	91,868,609	4,207,789	(4,267,890)	91,808,508
Total liabilities	82,199,897	299,628	149,953	686,811	83,336,289	861,792	(2,197,705)	82,000,376
Total equity	7,811,097	445,418	226,391	49,414	8,532,320	3,345,997	(2,070,185)	9,808,132

16

Notes to the interim condensed consolidated financial statements September 30, 2025

	09/30/2024
	Banking & Spending	Investments	Insurance Brokerage	Inter Shop	Total of reportable segments	Others	Eliminations	Consolidated
Interest income	3,706,076	8,698	—	54,206	3,768,980	32,868	318	3,802,166
Interest expenses	(2,400,166)	(8,749)	—	—	(2,408,915)	35,036	3,372	(2,370,507)
Income from securities, derivatives and foreign exchange	1,679,980	68,628	2,866	23,890	1,775,364	(4,702)	(3,690)	1,766,972
Net interest income and income from securities, derivatives and foreign exchange	2,985,890	68,577	2,866	78,096	3,135,429	63,202	—	3,198,631

Net revenues from services and commissions	876,180	100,719	137,377	120,438	1,234,714	4,438	—	1,239,152
Expenses from services and commissions	(54,726)	1	(41,821)	(8,087)	(104,633)	(8)	—	(104,641)
Other revenues	243,105	15,419	35,577	24,215	318,316	139,224	(235,006)	222,534
Revenues	4,050,449	184,716	133,999	214,662	4,583,826	206,856	(235,006)	4,555,675

Impairment losses on financial assets	(1,302,492)	—	—	—	(1,302,492)	(1,231)	—	(1,303,723)
Administrative expenses	(1,158,485)	(52,601)	(6,790)	(42,326)	(1,260,202)	(12,695)	—	(1,272,897)
Personnel expenses	(508,482)	(54,706)	(16,901)	(35,462)	(615,551)	(38,074)	—	(653,625)
Tax expenses	(218,307)	(12,931)	(14,852)	(38,979)	(285,069)	(24,313)	—	(309,382)
Depreciation and amortization	(134,962)	(4,700)	(1,142)	(7,251)	(148,055)	(229)	—	(148,284)
Income from equity interests ins associates	(2,480)	—	—	—	(2,480)	—	—	(2,480)
Profit before income tax	725,241	59,778	94,314	90,644	969,977	130,314	(235,006)	865,283
Income tax	(81,657)	(19,979)	(29,581)	(60,154)	(191,371)	3,973	—	(187,397)

Net income from controlling and non-controlling interests	643,584	39,799	64,733	30,490	778,606	134,287	(235,006)	677,886
Non-controlling interest	(7,896)	(3,099)	(25,893)	(10,066)	(46,954)	1,011	—	(45,943)
Net income	635,688	36,700	38,840	20,424	731,652	135,298	(235,006)	631,943

	12/31/2024
	Banking & Spending	Investments	Insurance Brokerage	Inter Shop	Total of reportable segments	Others	Eliminations	Consolidated
Total assets	75,189,468	834,510	339,776	566,010	76,929,764	2,240,421	(2,711,755)	76,458,430
Total liabilities	67,353,349	407,083	148,221	558,571	68,467,224	829,357	(1,910,458)	67,386,123
Total equity	7,836,119	427,427	191,555	7,439	8,462,540	1,411,064	(801,297)	9,072,307

17

Notes to the interim condensed consolidated financial statements September 30, 2025
6.Financial risk management
Risk management for the Group includes credit, market, liquidity and operational risks. Risk management activities are carried out by independent and specialized structures, in accordance with previously defined policies and strategies. In general, the activities and processes seek to identify, measure, and control the financial and non-financial risks to which Inter is subject.
The model adopted by the Group involves a structure of areas and committees that seek to ensure:
•Segregation of function;
•Specific unit for risk management;
•Defined management process;
•Clear norms and competence structure;
•Defined limits and margins; and
•Reference to best management practices.
a.Credit risk
Credit risk is defined as the possibility of losses associated with the failure of the borrower or counterparty to meet their respective financial obligations in the agreed-upon terms or the devaluation of a credit agreement arising from the increased risk of default by the borrower, among others.
The financial instruments subject to credit risk are submitted to careful credit evaluation prior to contracting, as well as throughout the term of the respective operations. The credit analyses are based on the borrower's (or counterparty's) economic and financial capacity behavior, including payment history and credit reputation, in addition to the terms and conditions of the respective credit operation, including terms, rates and guarantees.
Loans and advances to customers, as shown in Note 12, are mainly represented by the following operations:
•Credit card: credit operations related to credit card limits, mostly without attached guarantees;
•Business loans: working capital operations, receivables, discounts and loans in general, with or without attached guarantees;
•Real estate loans: loans and financing operations secured by real estate, with attached guarantees;
•Personal loans: loan and payroll card operations, personal loans with and without transfer guarantees; and
•Agribusiness loans: financing operations to cover the costs of rural production, investment, commercialization and/or industrialization granted to rural producers, with or without attached guarantees.
Mitigation of Exposure
In order to maintain the exposures within the risk levels established by senior management, Inter adopts measures to mitigate credit risk. Exposure to credit risk is mitigated through the structuring of guarantees, adapting the risk level to be incurred to the characteristics of the collateral taken at the time of granting. Risk indicators are monitored on an on-going basis and proposal for alternatives forms of mitigation are assessed, whenever the exposure behavior to credit risk of any unit, region, product or segment requires it. Additionally, credit risk mitigation takes place through product repositioning and adjusting operational processes or operation approval levels.

18

Notes to the interim condensed consolidated financial statements September 30, 2025
In addition to the activities described above, goods pledged in guarantee are subject to a technical assessment / valuation at least once every twelve months. In the case of personal guarantees, an analysis of the financial and economic circumstances of the guarantor is made considering their other debts with third parties, including tax, social security and labor debt.
Credit standards guide operational units and cover, among other aspects, the classification, requirement, selection, assessment, formalization, control and reinforcement of guarantees, aiming to ensure the adequacy and sufficiency of mitigating instruments throughout the cycle of the loan.
In 2025 there were no material changes to the nature of the credit risk exposures, how they arise or the Group’s objectives, policies and processes for managing them, although Inter continues to refine its internal risk management processes.
i.Concentration by economic sector
Below, we present the concentration by economic sector related to loans and advances to customers:

	09/30/2025	12/31/2024
Construction	1,804,775	1,612,420
Trade	1,563,962	1,341,976
Industries	1,115,586	1,125,596
Administrative activities	944,559	274,894
Financial activities	365,768	378,690
Agriculture	70,241	52,490
Other segments (a)	1,302,321	1,774,595
Business clients	7,167,212	6,560,661
Individual clients	36,650,908	29,035,632
Total	43,818,120	35,596,293

(a) Mainly refers to real estate activities, communication services, transport, storage and mailing.
ii.Concentration of the portfolio
Below, we present the concentration of credit risk related to loans and advances to customers:

	09/30/2025		12/31/2024
	Balance	% on Loans and advances to customers	Balance	% on Loans and advances to customers
Largest debtor	168,701	0.39%	123,456	0.35%
10 largest debtors	939,611	2.14%	964,974	2.71%
20 largest debtors	1,473,762	3.36%	1,520,889	4.27%
50 largest debtors	2,299,938	5.25%	2,378,545	6.68%
100 largest debtors	3,119,996	7.12%	3,181,258	8.94%
Measurement
The measurement of credit risk to the Group is carried out considering the following:
•At the time that credit is granted, an assessment of a customer’s financial condition is undertaken through the application of qualitative and quantitative methods and using information collected from the market, in order to support the adequacy of the risk exposure being proposed;

19

Notes to the interim condensed consolidated financial statements September 30, 2025
•The assessment is carried out at the counterparty level, considering information on guarantors where applicable. The exposure to the credit risk is also measured in extreme scenarios, using stress techniques and scenario analysis. The models applied to determine the rating of customers and loans are reviewed periodically in order to ensure they reflect the macroeconomic scenario and actual loss experience, as per information in note 12;
•The aging of late payments in portfolios is monitored in order to identify trends or changes in the behavior of non-performing loans and allow the adoption of mitigating measures when required;
•Expected credit loss reflects the risk level of loans and allows monitoring and control of the portfolio’s exposure level and the adoption of risk mitigation measures;
•The expected credit loss is a forecast of the risk levels of the credit portfolio. Its calculation is based on the historical payment behavior and the distribution of the portfolio by product and risk level. This is a key input to the process of pricing loans and advances to customers; and
•In addition to the monitoring and measurement of indicators under normal conditions, simulations of changes in business environment and economic scenario are also performed in order to predict the impact of such changes in levels of exposure to risks, provisions and balance of such portfolios and to support the process of reviewing the exposure limits and the credit risk policy.
b.Description of guarantees
The financial instruments subject to credit risk are subject to careful assessment of credit prior to being contracted and disbursed and risk assessment is ongoing throughout the term of the instruments. Credit assessments are based on an understanding of the customers’ operational characteristics, their indebtedness capacity, considering cash flow, payment history and credit reputation, and any guarantees given.
Loans and advances to customers, as shown in Note 12, are mainly represented by the following operations:
•Working capital operations: are guaranteed by receivables, promissory notes, sureties provided by their owners and occasionally by property or other tangible assets, when applicable;
•Payroll loans: are mainly represented by payroll credit cards and personal loans. These are deducted directly from the borrowers' pensions, income or salaries and settled directly by the entity responsible for making these payments (e.g. company or government agency);
•Personal loans and credit cards: generally, do not have guarantees; and
•Real estate financing: is collateralized by the real estate financed.
Guarantees of real estate loans and financing
The following table shows the value of real estate-backed financing, broken down by loan to value. Loan to Value (LTV) is the ratio between the value of a loan and the value of the asset being financed. A higher LTV may signal greater risk to the lender, as it indicates a lower share of the borrower's equity in the transaction.

	09/30/2025	12/31/2024
Less than or equal to 30%	2,164,621	1,680,479
Greater than 30% and less than or equal to 50%	3,922,503	3,384,141
Greater than 50% and less than or equal to 70%	5,982,059	4,552,068
Greater than 70% and less than or equal to 90%	2,061,384	1,375,696
Greater than 90%	393,693	257,803
Total	14,524,260	11,250,187

20

Notes to the interim condensed consolidated financial statements September 30, 2025
c.Liquidity risk
Liquidity risk represents the possibility that the Group will not be able to honor its financial obligations efficiently, whether expected or unexpected, including obligations arising from guarantees granted and extraordinary redemptions by customers. This risk also encompasses scenarios in which Inter may face difficulties in negotiating the sale of assets at market prices, either due to the significant volume in relation to the usual movement, or due to discontinuities or dysfunctions in the market.
Liquidity risk is managed institutionally through a governance structure, with responsibilities clearly distributed among the Board of Directors, the Asset and Liability Committee (ALCO), the Risk Committee, and the Chief Risk Officer (CRO). The latter is specifically responsible for monitoring and continuously tracking liquidity risk.
The risk management structure operates independently and proactively, aiming to continuously monitor liquidity indicators and prevent potential breaches of established limits. Management fully encompasses Inter&Co's cash receipts and payments, enabling the timely implementation of mitigation actions when necessary.
Liquidity risk monitoring is carried out daily, with monitoring conducted periodically by the Assets and Liabilities Committee (ALCO), which systematically assesses available liquidity risk information, including:
•Mismatch between assets and liabilities;
•Concentration of the 10 largest investors;
•Net Funding;
•Liquidity limits;
•Maturity forecast;
•Stress tests based on internally defined scenarios;
•Liquidity contingency plans;
•Monitoring of Liquidity Ratio; and
•Reports with information on positions held by Inter and its subsidiaries.
The structure considers the internal and external factors that impact the Group's liquidity, carrying out detailed daily monitoring of incoming and outgoing movements of loans and advances to customers, Term Deposits, Savings, Agribusiness Credit Notes (LCA), Real Estate Notes with Real Guarantee (LCI), Guaranteed Real Estate Notes (LIG) and Demand Deposits.
As of September 30, 2025, there were no material changes in the nature of liquidity risk exposures, monitoring methodology, internal policies, or the Group's processes for managing them. Nevertheless, the Group continues to continuously improve its internal risk management processes.

21

Notes to the interim condensed consolidated financial statements September 30, 2025
d.Analyses of financial instruments by remaining contractual term
The table below presents the projected future realizable value of the Group’s financial assets and liabilities by contractual term:

		Current			Non-Current		Total	Total
	Note	1 to 30 days	31 to 180 days	181 to 365 days	1 to 5 Years	Over 5 years	09/30/2025	12/31/2024
Financial assets
Cash and equivalents	8	5,695,320	—	—	—	—	5,695,320	1,108,394
Amounts due from financial institutions, net of provisions for expected credit losses	9	3,275,871	—	—	—	—	3,275,871	6,194,960
Deposits at Central Bank of Brazil		7,072,746	—	—	—	—	7,072,746	5,285,402
Securities, net of provisions for expected credit losses	10	1,041,759	3,408,099	1,406,618	18,845,127	2,376,407	27,078,010	23,899,551
Derivative financial assets	11	—	630	1,759	104	—	2,493	563
Loans and advances to customers, net of provisions for expected credit losses	12.a	2,386,326	5,389,395	7,625,924	7,142,862	18,569,077	41,113,584	33,327,355
Other assets (a)	15	—	—	—	—	708,313	708,313	513,081
Total		19,472,022	8,798,124	9,034,301	25,988,093	21,653,797	84,946,337	70,329,306

Financial liabilities
Deposits from customers (b)	16	18,522,972	2,424,137	4,494,576	26,001,918	52,783	51,496,386	42,803,229
Deposits from banks	17	14,199,752	32,906	20,735	—	—	14,253,393	11,319,577
Securities issued	18	450,820	2,519,105	2,261,016	6,450,134	561,291	12,242,366	9,890,219
Derivative financial liabilities	11	—	10,956	11,258	1,256	—	23,470	70,048
Borrowing and on-lending	19	—	—	123,575	552,655	194	676,424	128,924
Other liabilities (c)	22	—	—	5,959	113,851	—	119,810	113,690
Total		33,173,544	4,987,104	6,917,119	33,119,814	614,268	78,811,849	64,325,687

Asset/Liability Difference (d)		(13,701,522)	3,811,020	2,117,182	(7,131,721)	21,039,529	6,134,488	6,003,619
(a)    The financial assets are substantially composed of amounts related to the variable portion of the sale of 40% of the subsidiary Inter Digital Corretora e Consultoria de Seguros Ltda. (“Inter Seguros”), to Wiz Soluções e Corretagem de Seguros SA (“Wiz”) on May 8, 2019; advance on exchange contract, commissions and bonuses to be received and premium or discount on financial asset transfer operations;
(b)    Overall, the CDB (time deposit) are issued with early liquidity clause, then the client (counterparty) could redeem it anytime until the final maturity. For disclosure purpose, the CDBs are allocated according to the remaining days until the maturity. Therefore, for risk management purpose under both market risk and liquidity risk, it is considered a methodology (behavior statistic model) which is focused on allocating the positions (CDB) at a more probable maturity;
(c)    Composed of financial liabilities from leases, as per explanatory note 22.b; and
(d) The mismatches observed arise from the different characteristics and contractual terms of the financial assets and liabilities, and do not necessarily represent limitations on the institution's effective liquidity position.

22

Notes to the interim condensed consolidated financial statements September 30, 2025
e.Financial assets and liabilities using a current/non-current classification
The table below represents the Group’s current financial assets (realized within 12 months of the reporting date), non-current financial assets (realized more than 12 months after the reporting date) and current financial liabilities (due to be settled within 12 months of the reporting date) and non-current financial liabilities (due to be settled more than 12 months after the reporting date):

		09/30/2025			12/31/2024
	Note	Current	Non-current	Total	Total
Assets
Cash and equivalents	8	5,695,320	—	5,695,320	1,108,394
Amounts due from financial institutions, net of provisions for expected credit losses	9	3,275,871	—	3,275,871	6,194,960
Deposits at Central Bank of Brazil		7,072,746	—	7,072,746	5,285,402
Securities, net of provisions for expected credit losses	10	5,856,476	21,221,534	27,078,010	23,899,551
Derivative financial assets	11	2,389	104	2,493	563
Loans and advances to customers, net of provisions for expected credit losses	12	15,401,645	25,711,939	41,113,584	33,327,355
Other assets (a)	15	—	708,313	708,313	513,081
Total		37,304,447	47,641,890	84,946,337	70,329,306

Liabilities
Deposits from customers (b)	16	25,441,685	26,054,701	51,496,386	42,803,229
Deposits from banks	17	14,253,393	—	14,253,393	11,319,577
Securities issued	18	5,230,941	7,011,425	12,242,366	9,890,219
Derivative financial liabilities	11	22,214	1,256	23,470	70,048
Borrowings and on-lending	19	123,575	552,849	676,424	128,924
Other liabilities (c)	22	5,959	113,851	119,810	113,690
Total		45,077,767	33,734,082	78,811,849	64,325,687
(a)    The financial assets are substantially composed of amounts related to the variable portion of the sale of 40% of the subsidiary Inter Digital Corretora e Consultoria de Seguros Ltda. (“Inter Seguros”), to Wiz Soluções e Corretagem de Seguros SA (“Wiz”) on May 8, 2019;
(b)    Overall, the CDB (time deposit) are issued with early liquidity clause, then the client (counterparty) could redeem it anytime until the final maturity. For disclosure purpose, the CDBs are allocated according to the remaining days until the maturity. Therefore, for risk management purpose under both market risk and liquidity risk, it is considered a methodology (behavior statistic model) which is focused on allocating the positions (CDB) at a more probable maturity; and
(c)    Composed of financial liabilities from leases, as per explanatory note 22.b.

f.Market risk
Market risk is defined as the possibility of losses resulting from fluctuations in the market values of positions held by the Institution and its subsidiaries, including the risks of transactions subject to fluctuations in exchange rates, interest rates, share prices and commodity prices.
At the Group, market risk management's main objective is to support business areas by establishing processes and implementing the necessary tools to assess and control related risks. This framework enables the measurement and monitoring of risk levels according to guidelines established by senior management.
Market risk management is monitored daily, with regular monitoring conducted by the Assets and Liabilities Committee (ALCO). Market risk controls enable analytical assessment of information and are constantly being refined. The Institution and its subsidiaries have been continually improving internal risk management and mitigation practices.

23

Notes to the interim condensed consolidated financial statements September 30, 2025
Measurement
Within the risk management process, the Group classifies its operations, including derivative financial instruments, as follows:
•Trading book: considers all operations intended to be traded before their contractual maturity or intended to hedge the trading portfolio and which are not subject to limitations on their negotiability.
•Banking book: considers operations not classified in the trading portfolio, the main characteristic of which is the intention to hold the respective operations until maturity
In line with market practices, the Group manages its risks dynamically, seeking to identify, measure, evaluate, monitor, report, control and mitigate the exposures to market risks of its own positions. One of the methods of assessing the positions subject to market risk is the Value at Risk (VaR) model. The methodology used to calculate the VaR is the parametric model with a confidence level (CL) of 99% and a holding period of twenty one days.
We present the value-at-risk for the Trading Book positions:

Risk factor - R$ thousands	09/30/2025	12/31/2024
IPCA Coupon (a)	6,194	13,738
Fixed rate	258	3,951
USD Coupon	8,905	2,675
Foreign currencies	1,647	28,036
Share price	69	193
Subtotal	17,073	48,593

Diversification effects (correlation)	6,433	24,539
Value-at-Risk	10,640	24,054
VaR over asset	0.01%	0.03%
(a)    Price index coupon is composed of the risk factors IPCA (consumer price index calculated by IBGE - Brazilian Institute of Geography and Statistics) and IGPM (General Price Index - Market, calculated by Fundação Getulio Vargas (FGV).

Below we present the VaR of the bank portfolio:

Risk factor - R$ thousands	09/30/2025	12/31/2024
IPCA Coupon (a)	799,928	976,186
Fixed rate	36,554	116,296
TR Coupon (b)	24,802	53,790
Others	54,076	181,069
Subtotal	915,360	1,327,341

Diversification effects (correlation)	102,774	347,688
Value-at-Risk	812,586	979,653
VarR over asset	0.88%	1.28%
(a)    Price index coupon is composed of the risk factors IPCA (consumer price index calculated by IBGE - Brazilian Institute of Geography and Statistics) and IGPM (General Price Index - Market, calculated by Fundação Getulio Vargas (FGV); and
(b) The interest rate coupon is equivalent to the Reference Rate (TR) and is one of the components that define the profitability of savings and the FGTS (Service Time Guarantee Fund).

24

Notes to the interim condensed consolidated financial statements September 30, 2025
a.Sensitivity analysis
To determine the sensitivity of the Group's economic value position to market movements, we calculate the delta of the marked-to-market value (MTM) of assets and liabilities in different scenarios, considering the relevant risk factors, during the analyzed period. We present the results that would negatively affect our positions, according to each scenario.
•Scenario 1: based on market information, shocks of 1 basis point were applied to interest rates and 1% variation to prices (foreign currencies and shares);
•Scenario 2: shocks of 25% variation were determined in the curves and market prices; and
•Scenario 3: shocks of 50% variation were determined in the curves and market prices.
It is important to note that the impacts reflect a static view of the portfolio, and that market dynamics and portfolio composition cause these positions to change continuously and do not necessarily reflect the position shown here. The group has a continuous market risk monitoring process, and in case of position/portfolio deterioration, mitigating actions are taken to minimize possible negative effects.

Exposures - R$ thousand
Banking and Trading book	Scenarios					09/30/2025
Risk factor	Rate variation in scenario 1	Scenario 1	Rate variation in scenario 2	Scenario 2	Rate variation in scenario 3	Scenario 3
IPCA coupon (a)	increase	(4,711)	increase	(783,415)	increase	(1,408,346)
Fixed rate	increase	(3,754)	increase	(1,194,152)	increase	(2,239,019)
TR coupon (b)	increase	(529)	increase	(125,604)	increase	(214,645)
USD coupon	decrease	(28)	decrease	(3,808)	decrease	(7,705)
Others	increase	(28)	increase	(4,950)	increase	(9,491)
(a) The IPCA is a consumer price index calculated by the IBGE (accumulated during each period); and
(b) The Reference Rate (TR) is one of the components that determine the profitability of savings accounts and the FGTS (Severance Indemnity Fund).

Exposures - R$ thousand
Banking and Trading book	Scenarios					12/31/2024
Risk factor	Rate variation in scenario 1	Scenario 1	Rate variation in scenario 2	Scenario 2	Rate variation in scenario 3	Scenario 3
IPCA coupon (a)	increase	(4,870)	increase	(834,006)	increase	(1,511,875)
Fixed rate	increase	(2,766)	increase	(988,366)	increase	(1,848,407)
TR coupon (b)	increase	(214)	increase	(56,565)	increase	(96,402)
USD coupon	decrease	(26)	decrease	(4,477)	decrease	(9,047)
Others	increase	(19)	decrease	(1,912)	decrease	(628)
(a) The IPCA is a consumer price index calculated by the IBGE (accumulated during each period); and
(b) The Reference Rate (TR) is one of the components that determine the profitability of savings accounts and the FGTS (Severance Indemnity Fund).

b.Operational risk
Policy
Operational risk management aims to identify, assess and monitor risks, and is defined as the risk of losses resulting from inadequate or failed internal processes, people and systems, or external events. This definition includes legal risk, but excludes strategic and reputational risk.
Operational risk events can be classified:
•Internal frauds;
•External frauds;
•Labor demands and poor workplace safety;
•Inappropriate practices relating to end users, customers, products and services;
•Damage to physical assets owned or used by the institution;

25

Notes to the interim condensed consolidated financial statements September 30, 2025
•Situations that lead to the interruption of the institution's activities or the discontinuity of services provided, including payments;
•Failures in information technology (IT) systems, processes or infrastructure; and
•Failures in the execution, compliance with deadlines or management of the institution's activities, including those related to payment arrangements.

For payment activities, the clauses include: I - failures in the protection and security of sensitive data related to both end-user credentials and other information exchanged for the purpose of carrying out payment transactions; II - failures in the identification and authentication of the end user in a payment transaction; III - failures in the authorization of payment transactions; and IV - failures in initiating payment transactions.
Inter adopts the management model of the three lines of defense in light of its size, business model and risk appetite.
Phases of the Management Process
Qualitative Evaluation
The qualitative assessment uses a scale which considers measures for probability and impact, taking into account the vulnerabilities and threats that, combined, determine the level of risk exposure to each event. Identification and verification is performed by in-person monitoring, questionnaires, analysis of historical data, interviews and workshops with managers and employees from operational areas, business partners and business units.
The identified risks are categorized and organized by risk factors.
Qualitative assessment is an ongoing process, with regular monitoring and reviews to ensure that risks are being managed appropriately.
Quantitative Evaluation
In the quantitative assessment of operational risk, Inter maintains an internal database fed by various sources of information. This contains descriptions and details of operational losses. In the quantitative assessment, information from external sources deemed reliable and relevant to the businesses of the Group may also be used.
Quantitative assessment offers a structured, data-driven approach to measuring and managing operational risks.
Monitoring
An effective risk management process requires a communication and review structure that ensures the correct, effective and timely identification and assessment of the risks. In addition, it also seeks to assure that controls and responses to these risks are implemented.
Control tests and regular audits intended to verify compliance with applicable policies and standards are performed. The monitoring and review process seeks to verify whether:
•The adopted measures have achieved the intended results;
•The procedures adopted and the information gathered to perform the assessment were appropriate;
•Higher levels of knowledge may have contributed to make better decisions; and
•There is an effective possibility of obtaining information for future assessments.

26

Notes to the interim condensed consolidated financial statements September 30, 2025
7.Fair values of financial instruments
a.Financial instruments – Classification and fair values
Financial Instruments are classified into the following categories:
•Amortized cost;
•Fair value through other comprehensive income (FVOCI); and
•Fair value through profit or loss (FVTPL).
The fair value of a financial asset or liability is measured using one of three approaches below, weighting the levels of the fair value hierarchy as follows:
•Level 1 – instruments with prices traded in the active market;
•Level 2 – using financial valuation techniques, weighing data and market variables; and
•Level 3 – uses meaningful variables that are not based on market data.
The following table presents the composition of financial assets and liabilities according to the accounting classification in fair value through other comprehensive income (FVOCI) and fair value through profit or loss (FVTPL). It also shows the carrying amounts and fair values of financial assets and liabilities, including their levels in the fair value hierarchy. Inter may not include information on the fair value of financial assets and liabilities when the carrying amount is a reasonable approximation of fair value.

27

Notes to the interim condensed consolidated financial statements September 30, 2025

As of September 30, 2025
Financial assets	Level 1	Level 2	Level 3	Fair value	Carrying amount
Amortized cost	—	—	—	—	58,992,942
Loans and advances to customers, net of provisions for expected credit losses	—	—	—	—	41,113,584
Amounts due from financial institutions, net of provisions for expected credit losses	—	—	—	—	3,275,871
Deposits at Central Bank of Brazil	—	—	—	—	7,072,746
Cash and equivalents	—	—	—	—	5,695,320
Brazilian government securities	—	—	—	—	1,257,744
Rural product certificate	—	—	—	—	577,677

Fair value through profit or loss - FVTPL	725,015	1,017,756	—	1,742,771	1,742,771
Securities issued by financial institutions	—	594,552	—	594,552	594,552
Brazilian government securities	544,184	16,118	—	560,302	560,302
Investment funds shares	180,831	103,764	—	284,595	284,595
Bonds and shares issued by non-financial companies	—	300,829	—	300,829	300,829
Derivative financial assets	—	2,493	—	2,493	2,493

Fair value through other comprehensive income - FVOCI	18,340,024	5,161,328	—	23,501,352	23,501,352
Brazilian government securities	18,340,024	—	—	18,340,024	18,340,024
Securities issued abroad	—	4,303,541	—	4,303,541	4,303,541
Bonds and shares issued by non-financial companies	—	572,483	—	572,483	572,483
Investment funds shares	—	154,526	—	154,526	154,526
Securities issued by financial institutions	—	130,778	—	130,778	130,778

Total	19,065,039	6,179,084	—	25,244,123	84,237,065

Financial liabilities	Level 1	Level 2	Level 3	Fair value	Carrying amount
Amortized cost	—	—	—	—	78,668,569
Deposits from customers	—	—	—	—	51,496,386
Deposits from banks	—	—	—	—	14,253,393
Securities issued	—	—	—	—	12,242,366
Borrowings and on-lending	—	—	—	—	676,424

Fair value through profit or loss - FVTPL	—	23,470	—	23,470	23,470
Derivative financial liabilities	—	23,470	—	23,470	23,470

Total	—	23,470	—	23,470	78,692,039

28

Notes to the interim condensed consolidated financial statements September 30, 2025

As of December 31, 2024
Financial assets	Level 1	Level 2	Level 3	Fair value	Carrying amount
Amortized cost	—	—	—	—	47,529,290
Loans and advances to customers, net of provisions for expected credit losses	—	—	—	—	33,327,355
Amounts due from financial institutions	—	—	—	—	6,194,960
Deposits at Central Bank of Brazil	—	—	—	—	5,285,402
Cash and equivalents	—	—	—	—	1,108,394
Brazilian government securities	—	—	—	—	1,189,489
Rural product certificate	—	—	—	—	423,690

Fair value through profit or loss - FVTPL	648,194	726,203	—	1,374,397	1,374,397
Brazilian government securities	432,316	32,081	—	464,397	464,397
Securities issued by financial institutions	15,987	374,000	—	389,987	389,987
Investment funds shares	199,891	93,325	—	293,216	293,216
Bonds and shares issued by non-financial companies	—	226,234	—	226,234	226,234
Derivative financial assets	—	563	—	563	563

Fair value through other comprehensive income - FVOCI	16,413,025	4,499,513	—	20,912,538	20,912,538
Brazilian government securities	16,183,821	—	—	16,183,821	16,183,821
Securities issued abroad	229,204	3,600,898	—	3,830,102	3,830,102
Investment funds shares	—	706,022	—	706,022	706,022
Securities issued by financial institutions	—	158,713	—	158,713	158,713
Bonds and shares issued by non-financial companies	—	33,880	—	33,880	33,880

Total	17,061,219	5,225,716	—	22,286,935	69,816,225

Financial liabilities	Level 1	Level 2	Level 3	Fair value	Carrying amount
Amortized cost	—	—	—	—	64,141,949
Deposits from customers	—	—	—	—	42,803,229
Deposits from banks	—	—	—	—	11,319,577
Securities issued	—	—	—	—	9,890,219
Borrowings and on-lending	—	—	—	—	128,924

Fair value through profit or loss - FVTPL	—	70,048	—	70,048	70,048
Derivative financial liabilities	—	70,048	—	70,048	70,048

Total	—	70,048	—	70,048	64,211,997

29

Notes to the interim condensed consolidated financial statements September 30, 2025
The methodology used to measure financial assets and liabilities classified as “Level 2” uses information that is observable for the asset or liability at market; (i) from observations of the quoted price of similar items in an active market; (ii) identical items in a non-active market; or (iii) from other information extracted from related markets.
During the period ended September 30, 2025, there were no change in the measurement method of financial assets and liabilities that entailed reclassification of financial assets and liabilities among the different levels of the fair value hierarchy.
8.Cash and equivalents

	09/30/2025	12/31/2024
Cash and equivalents in foreign currency	1,455,262	770,623
Cash and equivalents in national currency	170,746	212,573
Reverse repurchase agreements (a)	4,069,312	125,198
Total	5,695,320	1,108,394

(a)    Refers to operations whose maturity, on the investment date, was equal to or less than 90 days and present an insignificant risk of change in fair value. Due to the short term and low volatility of these financial instruments, no provision for losses was made, since the credit risk is considered minimal and there is no expectation of significant variations in market value until maturity.
9.Amounts due from financial institutions, net of provisions for expected credit losses

	09/30/2025	12/31/2024
Loans to financial institutions (a)	2,867,970	5,586,520
Interbank on-lending	207,844	33,920
Interbank deposit investments	200,982	579,720
Expected credit loss (a)	(925)	(5,200)
Total	3,275,871	6,194,960

(a)    The portfolio and expected loss, refers substantially to the anticipation of receivables.

30

Notes to the interim condensed consolidated financial statements September 30, 2025
10.Securities, net of provisions for expected credit losses
a.Composition of securities net of expected credit losses:

	09/30/2025	12/31/2024
Fair value through other comprehensive income - FVOCI
Financial treasury bills (LFT)	11,230,262	10,637,587
Securities issued abroad	4,303,541	3,830,102
National treasury bills (LTN)	3,602,230	1,814,818
National treasury notes (NTN)	3,507,533	3,731,416
Commercial promissory notes	550,364	593,027
Investment fund shares	154,526	158,714
Certificates of real estate receivables	70,714	49,853
Certificates of agricultural receivables	60,064	63,141
Debentures	22,118	33,880
Subtotal	23,501,352	20,912,538

Amortized cost
National treasury notes (NTN)	682,294	671,839
Rural product bill	577,677	423,690
National treasury bills (LTN)	575,450	517,650
Subtotal	1,835,421	1,613,179

Fair value through profit or loss - FVTPL
Financial treasury bills (LFT)	543,684	451,424
Certificates of real estate receivables	314,453	227,337
Investment fund shares	285,554	293,216
Commercial promissory notes	157,076	25,069
Debentures	143,753	125,192
Certificates of agricultural receivables	134,997	83,368
Financial bills	69,112	—
Bank deposit certificates	42,745	101,043
Development bills of credit	20,975	—
National treasury notes (NTN)	16,618	28,960
Agribusiness credit bills (LCA)	10,582	36,709
Real estate credit bills (LCI)	1,688	1,516
Subtotal	1,741,237	1,373,834

Total	27,078,010	23,899,551
September 30, 2025, the expected credit losses of securities was R$ 43,645 (December 31, 2024: R$ 53,487).
Inter&CO classifies R$ 24,478,400 (91.1%) of the portfolio as low credit risk, mainly due to the predominance of Federal Government Bonds (Brazil). For this reason, no provisions are made for expected credit loss on this portion.
The remaining R$ 2,381,152 (8.9%) of the portfolio corresponds to assets that have inherent credit risk, and therefore are subject to assessment for the establishment of provisions. Securities and Bonds with credit risk are classified as follows: R$ 2,275,299 (95.6%) in stage 1 and R$ 53,318 (2.2%) in stage 2 and R$ 52,535 (2.2%) in stage 3.
The provisions for expected credit loss of Securities and Bonds total R$ 43,645, being: R$ 24,019 (55.0%) in stage 1 and R$ 2,898 (6.6%) in stage 2 and R$ 16,729 (38.3%) in stage 3.

31

Notes to the interim condensed consolidated financial statements September 30, 2025
b.Breakdown of the carrying amount of securities by maturity, net of provisions for expected credit losses

	09/30/2025
	Up to 3 months	3 months to 1 year	1 year to 3 years	From 3 to 5 years	Above 5 years	Book value
Fair value through other comprehensive income - FVOCI	2,526,076	2,240,024	5,534,014	11,648,830	1,552,408	23,501,352
Financial treasury bills (LFT)	—	149,071	2,846,252	8,234,939	—	11,230,262
Securities issued abroad	2,515,781	1,505,755	282,005	—	—	4,303,541
National treasury bills (LTN)	—	567,416	1,122,843	1,911,971	—	3,602,230
National treasury notes (NTN)	—	17,782	1,013,976	1,124,394	1,351,381	3,507,533
Commercial promissory notes	10,068	—	154,426	369,966	15,904	550,364
Investment fund shares	—	—	39,623	—	114,903	154,526
Certificates of real estate receivables	—	—	—	2,634	68,080	70,714
Certificates of agricultural receivables	116	—	59,948	—	—	60,064
Debentures	111	—	14,941	4,926	2,140	22,118

Amortized cost	143,772	744,076	230,924	549,035	167,614	1,835,421
National treasury notes (NTN)	—	—	—	515,500	166,794	682,294
Rural product bill	143,772	222,450	177,100	33,535	820	577,677
National treasury bills (LTN)	—	521,626	53,824	—	—	575,450

Fair value through profit or loss - FVTPL	49,123	153,405	572,878	303,561	662,270	1,741,237
Financial treasury bills (LFT)	—	85,290	447,104	11,290	—	543,684
Certificates of real estate receivables	4	34	17,696	42,593	254,126	314,453
Investment fund shares	38,572	—	—	—	246,982	285,554
Commercial promissory notes	—	—	—	157,076	—	157,076
Debentures	—	13,238	12,976	21,401	96,138	143,753
Certificates of agricultural receivables	10	5,720	41,828	33,995	53,444	134,997
Financial bills	7,821	9,234	41,112	—	10,945	69,112
Bank deposit certificates	1,458	35,579	5,286	147	275	42,745
Development bills of credit	—	1,024	—	19,951	—	20,975
National treasury notes (NTN)	—	31	112	16,118	357	16,618
Agribusiness credit bills (LCA)	1,122	1,820	6,647	990	3	10,582
Real estate credit bills (LCI)	136	1,435	117	—	—	1,688
Total	2,718,971	3,137,505	6,337,816	12,501,426	2,382,292	27,078,010

32

Notes to the interim condensed consolidated financial statements September 30, 2025

	12/31/2024
	Up to 3 months	3 months to 1 year	1 year to 3 years	From 3 to 5 years	Above 5 years	Book value
Fair value through other comprehensive income - FVOCI	906,003	3,694,441	2,912,511	8,559,626	4,839,957	20,912,538
Financial treasury bills (LFT)	—	—	1,031,372	7,612,413	1,993,802	10,637,587
Securities issued abroad	431,417	3,398,685	—	—	—	3,830,102
National treasury notes (NTN)	—	168,034	1,005,067	404,732	2,153,583	3,731,416
National treasury bills (LTN)	451,864	—	744,217	343,973	274,764	1,814,818
Commercial promissory notes	—	122,555	100,993	117,240	252,239	593,027
Investment fund shares	—	—	7,251	31,049	120,414	158,714
Certificates of real estate receivables	11,320	—	—	6,075	32,458	49,853
Certificates of agricultural receivables	10,298	—	23,476	29,367	—	63,141
Debentures	1,104	5,167	135	14,777	12,697	33,880

Amortized cost	—	159,232	719,935	62,173	671,839	1,613,179
National treasury notes (NTN)	—	—	—	—	671,839	671,839
Rural product bill	—	159,232	250,626	13,832	—	423,690
National treasury bills (LTN)	—	—	469,309	48,341	—	517,650

Fair value through profit or loss - FVTPL	362,169	257,234	314,459	124,766	315,206	1,373,834
Financial treasury bills (LFT)	21,622	219,135	194,586	10,977	5,104	451,424
Certificates of real estate receivables	154	35	10,906	36,137	180,105	227,337
Investment fund quotas	288,707	—	4,509	—	—	293,216
Commercial promissory notes	—	—	—	25,069	—	25,069
Debentures	27,854	168	9,176	11,604	76,390	125,192
Certificates of agricultural receivables	32	61	19,374	40,533	23,368	83,368
Bank deposit certificates	23,002	7,759	68,489	412	1,381	101,043
Agribusiness credit bills (LCA)	642	28,808	7,192	34	33	36,709
National treasury notes (NTN)	—	—	135	—	28,825	28,960
Real estate credit bills (LCI)	156	1,268	92	—	—	1,516
Federal Public Title	—	—	—	—	—	—
Total	1,268,172	4,110,907	3,946,905	8,746,565	5,827,002	23,899,551
11.Derivative financial instruments
Inter&Co engages in operations involving financial derivative instruments in the institution's risk management, as well as to meet the demands of its customers. These operations involve swaps, indices, futures and terms derivatives.
a.Derivative financial instruments – adjustment to fair value by maturity

	Notional	Fair value	Up to 3 months	3 months to 1 year	1 year to 3 years	Above 3 years	09/30/2025
Assets
Future derivatives	16,326,394	1,632	—	1,591	29	12	1,632
Forward derivatives	45,075	861	630	168	63	—	861
Total assets	16,371,469	2,493	630	1,759	92	12	2,493

Liabilities
Future derivatives	(27,323,352)	(1,538)	—	(1,535)	(1)	(2)	(1,538)
Forward derivatives	(1,326,992)	(21,932)	(10,956)	(9,723)	(965)	(288)	(21,932)
Total liabilities	(28,650,344)	(23,470)	(10,956)	(11,258)	(966)	(290)	(23,470)

Net effect	(12,278,875)	(20,977)	(10,326)	(9,499)	(874)	(278)	(20,977)

33

Notes to the interim condensed consolidated financial statements September 30, 2025

	Notional	Fair value	Up to 3 months	3 months to 1 year	1 year to 3 years	Above 3 years	12/31/2024
Assets
Future derivatives	2,718,614	35	—	4	17	14	35
Forward derivatives	528	528	335	193	—	—	528
Total assets	2,719,142	563	335	197	17	14	563

Liabilities
Future derivatives	(11,319,949)	(46)	—	(1)	(36)	(9)	(46)
Forward derivatives	(1,187,939)	(64,539)	(17,874)	(46,665)	—	—	(64,539)
Swap derivatives	(13,500)	(5,463)	—	(5,463)	—	—	(5,463)
Total liabilities	(12,521,388)	(70,048)	(17,874)	(52,129)	(36)	(9)	(70,048)

Net effect	(9,802,246)	(69,485)	(17,539)	(51,932)	(19)	5	(69,485)
b.Forward, future and swap contracts – notional value
Reference value of all derivatives by maturity date is provided below:

	Up to 3 months	3 months to 1 year	1 year to 3 years	Above 3 years	09/30/2025
Long position	3,596,040	12,724,327	42,995	8,107	16,371,469
Future	3,558,479	12,721,919	37,889	8,107	16,326,394
Forward	37,561	2,408	5,106	—	45,075

Short position	(5,200,644)	(15,691,401)	(3,390,117)	(4,368,182)	(28,650,344)
Future	(4,849,288)	(14,731,714)	(3,380,117)	(4,362,233)	(27,323,352)
Forward	(351,356)	(959,687)	(10,000)	(5,949)	(1,326,992)

Total	(1,604,604)	(2,967,074)	(3,347,122)	(4,360,075)	(12,278,875)

	Up to 3 months	3 months to 1 year	1 year to 3 years	Above 3 years	12/31/2024
Long position	63,081	2,644,965	9,447	1,649	2,719,142
Future	62,746	2,644,772	9,447	1,649	2,718,614
Forward	335	193	—	—	528

Short position	(2,417,422)	(4,857,340)	(2,648,309)	(2,598,317)	(12,521,388)
Future	(2,133,922)	(3,939,401)	(2,648,309)	(2,598,317)	(11,319,949)
Forward	(283,500)	(904,439)	—	—	(1,187,939)
Swap	—	(13,500)	—	—	(13,500)

Total	(2,354,341)	(2,212,375)	(2,638,862)	(2,596,668)	(9,802,246)

34

Notes to the interim condensed consolidated financial statements September 30, 2025
Swap contracts: The swaps were carried out with the purpose of mitigating the market risk associated with the mismatch between the indexes of the mortgage loan portfolio and the indexes of the funding portfolio. September 30, 2025, Inter had liabilities indexed to the IGP-M index, with margin deposits and recognized at their fair value in the period's results.
Forward agreements: Forward contracts were negotiated to mitigate market risks arising from Inter's exposure and to meet client demands. Forward contracts represent the purchase or sale of a specific asset based on a pre-agreed price, with settlement on future dates.
Futures contracts: Futures contracts were entered into with the aim of mitigating (i) risks arising from exposures linked to the exchange rate, including investments abroad, as well as (ii) risks arising from the mismatch between interest rates on active positions and funding rates.
Transactions involving derivative financial instruments (futures contracts, currency forwards and swaps) are held in custody at B3 S.A. – BRASIL, BOLSA, BALCÃO.
c.Hedge accounting - exposure
Inter&Co has a risk management strategy through hedging operations to mitigate exposure to interest rates, exchange rate fluctuations, and cash flows. To more accurately reflect the economic results of these strategies in the financial statements, the results are presented using a hedge accounting approach, implemented in accordance with the strategy and purpose of the structure. These may include: (i) Fair Value Hedge, (ii) Cash Flow Hedge, and (iii) Foreign Investment Hedge.
In this context, part of the result of the structure may be recognized directly in the income statement or in Other Comprehensive Income under Equity, net of tax effects, and transferred to the income statement in the event of ineffectiveness or liquidation of the hedge structure.
i.Fair value hedge

Inter&Co's fair value hedging strategies aim to protect exposure to changes in fair value, specifically in interest receipts related to recognized assets. The hedged asset is adjusted to market value, as are the derivatives contracted to hedge it. Gains and losses on hedging instruments and hedged items are recognized simultaneously in profit or loss, reducing accounting volatility.
Below, we present the effects of hedge accounting on Inter&Co's financial position and performance:

	09/30/2025	12/31/2024
Hedge instruments	9,740,794	6,641,295
Future DI (a)	3,129,830	3,218,086
DAP (b)	6,610,964	3,396,865
Swap (b)	—	26,344

Hedge object	9,740,794	6,546,418
Loans (a)	3,129,830	3,165,012
Real estate loans (b)	6,610,964	3,381,406
(a) The hedging instrument used is the DI Future Rate. The hedged asset covers loan portfolios, including FGTS advance withdrawals and payroll loans; and
(b) The hedging instruments used are DAP and SWAP. The hedged asset covers the real estate loan portfolio.
ii.Hedge of investments abroad

Inter&Co's net investment hedging strategies abroad aim to mitigate exposure to exchange rate fluctuations resulting from investments whose functional currency differs from the local currency, which impacts the organization's results. The effective portion of the hedge result is recognized in equity, with only the ineffective portion of the instrument transferred to profit or loss.

35

Notes to the interim condensed consolidated financial statements September 30, 2025
In this context, the hedged risk is the exchange rate risk:

	09/30/2025	12/31/2024
Hedge instruments	1,195,744	1,105,326
Future dollar (a)	1,195,744	1,105,326

Hedge object	1,179,086	1,110,573
Investment abroad (b)	1,179,086	1,110,573
(a) The hedging instrument used is the dollar futures contract. The hedged asset is the investments in the subsidiaries (Cayman, Payments and Inter&Co) abroad.
iii.Cash Flow Hedge

Inter&Co's Cash Flow Hedge strategies aim to hedge exposure to variations in future cash flows, particularly interest payments and exchange rate fluctuations. The effective portion of the appreciation or depreciation of hedging instruments is recognized in equity and only transferred to profit or loss in two situations: (i) if the hedge is ineffective; and (ii) upon realization of the hedged asset.

	09/30/2025	12/31/2024
Hedge instruments	1,272,457	1,247,403
Future dollar (a)	32,172	—
Non Deliverable Forward - NDF (b)	1,240,285	1,247,403

Hedge object	1,242,858	1,166,742
Obligations with suppliers (a)	31,912	—
Securities issued abroad (b)	1,210,946	1,166,742
(a) The hedging instrument used is the dollar futures contract. The object of the hedge is obligations to suppliers indexed to the dollar; and
(b) The hedging instrument used is NDFs (Non-Deliverable Forwards). The hedged item consists of government bonds issued abroad, considered low-risk, with varying maturities and no periodic interest payments..

12.Loans and advances to customers, net of provisions for expected credit losses
a.Breakdown of balance

	09/30/2025		12/31/2024
Credit card	13,967,468	31.88%	11,799,890	33.15%
Real estate loans	14,524,260	33.15%	11,250,187	31.60%
Personal loans	11,070,559	25.26%	8,236,791	23.14%
Business loans	3,916,890	8.94%	3,968,591	11.15%
Agribusiness loans	338,943	0.77%	340,834	0.96%
Total	43,818,120	100.00%	35,596,293	100.00%

Provision for expected credit losses	(2,704,536)		(2,268,938)

Net balance	41,113,584		33,327,355

36

Notes to the interim condensed consolidated financial statements September 30, 2025
b.Breakdown by maturity

	09/30/2025	12/31/2024
Overdue by 1 day or more	4,745,819	3,949,602
To fall due in up to 3 months	4,165,601	3,807,585
To fall due between 3 to 12 months	10,973,874	9,242,130
To fall due in more than 12 months	23,932,826	18,596,976
Total	43,818,120	35,596,293

37

Notes to the interim condensed consolidated financial statements September 30, 2025
c.Analysis of changes in loans and advances to customers by stage:

Stage 1	Opening balance at 01/01/2025	Transfer to Stage 2	Transfer to Stage 3	Transfer from Stage 2	Transfer from Stage 3	Settled contracts	Write-off for loss	Origination/ receipt	Ending balance at 09/30/2025		Ending balance at 12/31/2024
Credit card	10,330,639	(1,616,314)	(2,938)	844,335	9	(2,845,865)	—	5,467,227	12,177,093		10,330,639
Real estate loans	10,196,928	(2,044,376)	(17,754)	1,465,608	15,094	(965,913)	—	4,565,030	13,214,617		10,196,928
Personal loans	7,389,879	(611,285)	(61,959)	287,621	243,736	(1,796,687)	—	4,714,333	10,165,638		7,389,879
Business loans	3,887,678	(189,960)	(6,484)	70,382	—	(5,573,692)	—	5,627,673	3,815,596		3,887,678
Agribusiness loans	340,834	(8,798)	(743)	—	—	(229,102)	—	230,961	333,152		340,834
Total	32,145,958	(4,470,733)	(89,878)	2,667,946	258,839	(11,411,259)	—	20,605,224	39,706,096		32,145,958

Stage 2	Opening balance at 01/01/2025	Transfer to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Transfer from Stage 3	Settled contracts	Write-off for loss	Origination/ receipt	Ending balance at 09/30/2025		Ending balance at 12/31/2024
Credit card	281,503	(844,335)	(1,405,748)	1,616,314	2,698	(1,377,766)	—	2,245,077	517,743		281,503
Real estate loans	835,131	(1,465,608)	(611,686)	2,044,376	85,119	(91,726)	—	(12,722)	782,884		835,131
Personal loans	257,816	(287,621)	(277,439)	611,285	37,442	(115,155)	—	161	226,489		257,816
Business loans	44,090	(70,382)	(103,777)	189,960	1,201	(9,517)	—	(10,477)	41,098		44,090
Agribusiness loans	—	—	(5,047)	8,798	—	(3,750)	—	—	1		—
Total	1,418,540	(2,667,946)	(2,403,697)	4,470,733	126,460	(1,597,914)	—	2,222,039	1,568,215		1,418,540

Stage 3	Opening balance at 01/01/2025	Transfer to Stage 1	Transfer to Stage 2	Transfer from Stage 1	Transfer from Stage 2	Settled contracts	Write-off for loss	Origination/ receipt	Ending balance at 09/30/2025		Ending balance at 12/31/2024
Credit card	1,187,748	(9)	(2,698)	2,938	1,405,748	(304,502)	(1,050,021)	33,428	1,272,632		1,187,748
Real estate loans	218,128	(15,094)	(85,119)	17,754	611,686	(203,510)	(1,838)	(15,248)	526,759		218,128
Personal loans	589,096	(243,736)	(37,442)	61,959	277,439	(308,166)	(262,707)	601,989	678,432		589,096
Business loans	36,823	—	(1,201)	6,484	103,777	(23,063)	(27,048)	(35,576)	60,196	—	36,823
Agribusiness loans	—	—	—	743	5,047	—	—	—	5,790		—
Total	2,031,795	(258,839)	(126,460)	89,878	2,403,697	(839,241)	(1,341,614)	584,593	2,543,809		2,031,795

Consolidated					Opening balance at 01/01/2025	Settled contracts	Write-off for loss	Origination/ receipt	Ending balance at 09/30/2025		Ending balance at 12/31/2024
Credit card					11,799,890	(4,528,133)	(1,050,021)	7,745,732	13,967,468		11,799,890
Real estate loans					11,250,187	(1,261,149)	(1,838)	4,537,060	14,524,260		11,250,187
Personal loans					8,236,791	(2,220,008)	(262,707)	5,316,483	11,070,559		8,236,791
Business loans					3,968,591	(5,606,272)	(27,048)	5,581,620	3,916,890		3,968,591
Agribusiness loans					340,834	(232,852)	—	230,961	338,943		340,834
Total					35,596,293	(13,848,414)	(1,341,614)	23,411,856	43,818,120		35,596,293

38

Notes to the interim condensed consolidated financial statements September 30, 2025
d.Analysis of changes in expected credit losses by stage
(Consider expected losses from credit operations and commitments to be honored)

Stage 1	Opening balance at 01/01/2025	Transfer to Stage 2	Transfer to Stage 3	Transfer from Stage 2	Transfer from Stage 3	Write-off for loss	Constitution/ (Reversal)	Ending balance at 09/30/2025	Ending balance at 12/31/2024
Credit card	427,310	(378,679)	(2,209)	117,772	—	—	497,954	662,148	427,310
Real estate loans	61,494	(94,038)	(2,304)	15,149	61	—	70,713	51,075	61,494
Personal loans	81,172	(135,748)	(40,711)	14,281	21,356	—	202,841	143,191	81,172
Business loans	10,640	(13,082)	(1,242)	244	—	—	27,635	24,195	10,640
Agribusiness loans	6,993	(568)	(119)	—	—	—	(1,569)	4,737	6,993
Total	587,609	(622,115)	(46,585)	147,446	21,417	—	797,574	885,346	587,609

Stage 2	Opening balance at 01/01/2025	Transfer to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Transfer from Stage 3	Write-off for loss	Constitution/ (Reversal)	Ending balance at 09/30/2025	Ending balance at 12/31/2024
Credit card	172,247	(117,772)	(1,069,662)	378,679	1,892	—	889,203	254,587	172,247
Real estate loans	49,709	(15,149)	(89,138)	94,038	1,031	—	(15,407)	25,084	49,709
Personal loans	56,509	(14,281)	(194,254)	135,748	11,500	—	61,248	56,470	56,509
Business loans	4,670	(244)	(31,960)	13,082	13	—	18,454	4,015	4,670
Agribusiness loans	—	—	(784)	568	—	—	216	—	—
Total	283,135	(147,446)	(1,385,798)	622,115	14,436	—	953,714	340,156	283,135

Stage 3	Opening balance at 01/01/2025	Transfer to Stage 1	Transfer to Stage 2	Transfer from Stage 1	Transfer from Stage 2	Write-off for loss	Constitution/ (Reversal)	Ending balance at 09/30/2025	Ending balance at 12/31/2024
Credit card	970,797	—	(1,892)	2,209	1,069,662	(1,050,022)	38,507	1,029,261	970,797
Real estate loans	66,626	(61)	(1,031)	2,304	89,138	(1,838)	(62,152)	92,986	66,626
Personal loans	441,441	(21,356)	(11,500)	40,711	194,254	(262,706)	138,939	519,783	441,441
Business loans	17,276	—	(13)	1,242	31,960	(27,048)	8,609	32,026	17,276
Agribusiness loans	(1)	—	—	119	784	—	695	1,597	(1)
Total	1,496,139	(21,417)	(14,436)	46,585	1,385,798	(1,341,614)	124,598	1,675,653	1,496,139

Consolidated					Opening balance at 01/01/2025	Write-off for loss	Constitution/ (Reversal)	Ending balance at 09/30/2025	Ending balance at 12/31/2024
Credit card					1,570,354	(1,050,021)	1,425,664	1,945,996	1,570,354
Real estate loans					177,829	(1,838)	(6,846)	169,145	177,829
Personal loans					579,122	(262,707)	403,028	719,444	579,122
Business loans					32,586	(27,048)	54,698	60,236	32,586
Agribusiness loans					6,992	—	(658)	6,334	6,992
Total					2,366,883	(1,341,614)	1,875,886	2,901,155	2,366,883

39

Notes to the interim condensed consolidated financial statements September 30, 2025

13.Property and equipment
a.Breakdown of property and equipment:

		09/30/2025			12/31/2024
	Annual depreciation rate	Historical cost	Accumulated depreciation	Carrying Amount	Historical cost	Accumulated depreciation	Carrying Amount
Furniture and equipment	10% - 20%	259,187	(58,384)	200,803	240,957	(28,659)	212,298
Right of use	4% - 10%	137,549	(30,419)	107,130	110,823	(9,796)	101,027
Buildings	4%	52,224	(18,076)	34,148	50,359	(15,175)	35,184
Data processing systems	20%	34,453	(14,531)	19,922	30,461	(13,608)	16,853
Construction in progress		5,315	—	5,315	4,580	—	4,580
Total		488,728	(121,410)	367,318	437,180	(67,238)	369,942

40

Notes to the interim condensed consolidated financial statements September 30, 2025
b.Changes in property and equipment:

	Furniture and equipment	Right of use	Buildings	Data processing systems	Construction in progress	Total
Balance as of December 31, 2024	212,298	101,027	35,184	16,853	4,580	369,942
Addition	27,596	30,001	249	4,874	2,369	65,089
Write-offs	(6,798)	(3,275)	—	(882)	(18)	(10,973)
Transfers		—	1,616	—	(1,616)	—
Depreciation	(29,725)	(20,623)	(2,901)	(923)	—	(54,172)
Exchange rate changes	(2,568)	—	—	—	—	(2,568)
Balance as of September 30, 2025	200,803	107,130	34,148	19,922	5,315	367,318

Balance as of December 31, 2023	25,138	108,680	28,166	3,543	2,020	167,547
Addition	32,932	6,330	4,899	11,404	2,236	57,801
Business combination	183,241	—	4,263	—	45	187,549
Write-offs	—	(7,838)	—	—	—	(7,838)
Depreciation	(39,021)	(475)	(5,422)	(174)	—	(45,092)
Exchange rate changes	96	—	—	—	—	96
Balance as of September 30, 2024	202,386	106,697	31,906	14,773	4,301	360,063

14.Intangible assets
a.Breakdown of intangible assets

		09/30/2025			12/31/2024
	Annual amortization rate	Historical cost	Accumulated amortization	Carrying Amount	Historical cost	Accumulated amortization	Carrying Amount
Goodwill		785,470	—	785,470	798,275	—	798,275
Intangible assets in progress		586,847	—	586,847	460,783	—	460,783
Development costs	20%	646,797	(280,682)	366,115	530,228	(204,850)	325,378
Right of use	17%	743,845	(480,245)	263,600	628,654	(381,765)	246,889
Customer portfolio	20%	13,965	(9,353)	4,612	13,965	(9,237)	4,728
Total		2,776,922	(770,280)	2,006,644	2,431,905	(595,852)	1,836,053

41

Notes to the interim condensed consolidated financial statements September 30, 2025
b.Changes in intangible assets

	Goodwill	Intangible assets in progress	Development costs	Right of use	Customer portfolio	Total

Balance as of December 31, 2024	798,275	460,783	325,378	246,889	4,728	1,836,053
Addition	—	243,478	38	123,088	—	366,604
Write-offs	(12,036)	(853)	(31)	(7,895)	—	(20,815)
Transfers	—	(116,562)	116,562	—	—	—
Amortization	—	—	(75,832)	(98,480)	(116)	(174,428)
Exchange rate changes	(770)	—	—	—	—	(770)
Balance as of September 30, 2025	785,470	586,847	366,115	263,600	4,612	2,006,644

Balance as of December 31, 2023	635,735	288,045	241,711	173,217	6,596	1,345,304
Addition	60,589	225,889	—	77,008	—	363,486
Write-offs	—	(6,899)	(3,450)	—	—	(10,349)
Business combination	94,621	16,214	—	36,626	—	147,461
Transfers	—	(112,748)	118,238	(5,490)	—	—
Amortization	—	—	(57,743)	(75,610)	(1,401)	(134,754)
Balance as of September 30, 2024	790,945	410,501	298,756	205,751	5,195	1,711,148

42

Notes to the interim condensed consolidated financial statements September 30, 2025
15.Other assets

	09/30/2025	12/31/2024
Recoverable taxes	790,100	630,457
Prepaid expenses (a)	525,624	505,127
Commissions and bonus receivable (b)	290,500	211,871
Premium or discount on transfer of financial assets	253,989	216,790
Sundry debtors (c)	125,788	267,636
Advance on exchange contract	117,299	1,226
Unbilled services provided	106,227	115,243
Pending settlements (d)	90,925	49,342
Advances to third parties	51,340	23,369
Amount receivable from the sale of investments	46,525	83,194
Early settlement of credit operations	12,637	4,039
Non-financial assets held for sale	32,365	54,582
Others (e)	726,098	323,269
Total	3,169,417	2,486,145
(a) The cost of acquiring customers for the digital account and portability expenses to be appropriated;
(b) Refers mainly to bonuses receivable from commercial contracts signed with Mastercard, Liberty and Sompo;
(c) Refers mainly to processing portability amounts, credit card processing amounts, negotiation and intermediation of amounts and debtors for judicial deposit;
(d) Pending settlements: refers mainly to settlement balances receivable from B3; and
(e) It basically includes amounts receivable and values of real estate assets originating from the REIT (explanatory note nº 4).
16.Deposits from customers

	09/30/2025	12/31/2024
Time deposits	47,753,948	39,228,575
Savings deposits	1,618,140	1,883,432
Demand deposits	1,530,135	1,415,427
Creditors by resources to release	594,163	275,795
Total	51,496,386	42,803,229
17.Deposits from banks

	09/30/2025	12/31/2024
Payables with credit card network	10,598,059	8,956,528
Securities sold under agreements to repurchase	3,479,847	1,725,852
Interbank deposits	53,641	517,072
Others	121,846	120,125
Total	14,253,393	11,319,577
18.Securities issued

	09/30/2025	12/31/2024
Real estate credit bills	10,507,973	9,182,632
Financial Bills (a)	764,079	185,017
Real estate guaranteed credit bills	677,341	337,952
Agribusiness credit bills	292,973	184,618
Total	12,242,366	9,890,219
(a) Issuance of Subordinated Financial Letters (LFSN) in April/25, in the amount of R$ 500 million.

43

Notes to the interim condensed consolidated financial statements September 30, 2025

19.Borrowings and on-lending

	09/30/2025	12/31/2024
Obligations for loans abroad (a)	479,776	—
Onlending obligations - Tesouro Funcafé (b)	170,414	104,400
Onlending obligations – CEF (c)	24,482	18,116
Onlending obligations – BNDES	1,474	5,603
Others	278	805
Total	676,424	128,924
(a) Loans obtained between Jan/25 and Sep/25 (with rates between 5.8% and 5.9% p.a.);
(b) Refers to rural credit operations with Funcafé (with rates between 13,0% and 14,5 p.a.); and
(c) Refers to operations involving the transfer of financing for real estate credits obtained from Caixa Econômica Federal (with rates between 4.5% and 9.0% p.a.
20.Tax liabilities

	09/30/2025	12/31/2024
Income tax and social contribution	547,636	462,501
PIS/COFINS	54,003	46,627
INSS/FGTS	19,132	23,070
Others	39,567	42,231
Total	660,338	574,429
21.Provisions and contingent liabilities

	09/30/2025	12/31/2024
Provision for expected credit losses on loan commitments (a)	196,619	97,945
Provision for legal and administrative proceedings	55,864	53,792
Provision for financial guarantees	6,197	3,525
Total	258,680	155,262
(a) Inter recognizes expected losses for financial assets on loan commitments that include both a used component and an unused loan commitment component. To the extent that the combined value of expected credit losses exceeds the gross carrying amount of the financial asset, the remaining balance is presented as a provision.
a.Provisions for legal an administrative proceedings
The Group's legal entities, in the normal course of their activities, are parties to legal proceedings of a fiscal nature (tax and social security), labor, and civil matters. The respective provisions were established taking into consideration current laws, applicable regulations, the opinion of legal advisors, the nature and complexity of the cases, jurisprudence, past experience, and other relevant criteria that allow for the most adequate estimation possible.
i.Labor lawsuits
These are legal actions whose objective is to obtain compensation of a labor nature. The provisioned amounts refer, for the most part, to proceedings that discuss potential labor rights, such as claims for overtime pay and salary equalization. At Inter&Co, the methodology used for provisioning these contingencies is based on calculating the average ticket of concluded labor lawsuits, considering the total value of finalized proceedings divided by the amount effectively disbursed over the last 36 months.

44

Notes to the interim condensed consolidated financial statements September 30, 2025
ii.Civil lawsuits
These comprise demands that aim, predominantly, for compensation for material and moral damages related to the Group's products and services, including declaratory and reparatory actions, matters referring to compliance with the 30% limit for payroll deductions of borrowers, requests for document presentation, and contract revision actions. The provisioning methodology adopted by Inter&Co for these contingencies is based on calculating the average ticket of finalized civil proceedings, obtained by dividing the total value of concluded actions by the amount effectively paid over the last 24 months.
Changes in provisions

	Labor	Civil	Total
Balance at December 31, 2024	13,924	39,868	53,792
Provisions, net of (reversals and write-offs)	5,425	35,795	41,220
Payments	(4,962)	(34,186)	(39,148)
Balance at September 30, 2025	14,387	41,477	55,864

Balance at December 31, 2023	5,982	33,386	39,368
Provisions, net of (reversals and write-offs)	658	30,899	31,557
Payments	1,623	(23,880)	(22,257)
Business combination (a)	5,367	340	5,707
Balance at September 30, 2024	13,630	40,745	54,375
(a) As part of the acquisition of Inter Pag Instituição de Pagamento S.A (formerly Granito), Inter&Co recognized a labor provision of R$5,367 and a civil provision of R$340.

b.Contingent tax liabilities classified as possible losses
The main proceedings with this classification are:
i.Income tax and social contribution on net income – IRPJ and CSLL
On August 30, 2013, an infraction notice was issued (regarding expenses considered non-deductible) requiring the collection of income tax and social contribution amounts relating to the calendar years 2008 to 2009. As of September 30, 2025, the amount at risk of the action totals R$ 31,652 (December 31, 2024: R$ 30,312), while the total amount of the action corresponds to R$ 66,109 (December 31, 2024: R$ 63,301).
ii.COFINS
Inter is challenging COFINS assessments for the period from 1999 to 2014.
Before the publication of Law No. 12,973/14, which modified the understanding regarding the inclusion of financial revenues in COFINS calculation basis, there was discussion about the expansion of the calculation basis for said contribution promoted by paragraph 1 of article 3 of Law No. 9,718/98.
In 2005, Inter obtained a favorable final court decision (res judicata) from the Federal Supreme Court that ensured the financial institution's right to collect COFINS based only on service revenue, instead of total revenue which would include financial revenues.
During the period from 1999 to 2006, Inter made judicial deposits and/or performed payment of the obligation. In 2006, through a favorable decision from the Federal Supreme Court and express consent from the Federal Revenue Service, Inter's judicial deposit was released. Additionally, the authorization to use credits, for amounts previously overpaid, against current obligations, was approved without contestation by the Federal Revenue Service on May 11, 2006. Subsequently, the Federal Revenue Service questioned the procedures adopted by Inter, applying the understanding that financial revenues should be included in COFINS calculation basis.

45

Notes to the interim condensed consolidated financial statements September 30, 2025
After the publication of Law 12,973/14, Inter modified its procedures to include financial revenues in COFINS calculation basis, so that the taxable events involved in Inter's discussions all predate the law.
Currently, the application of res judicata is being discussed in a specific legal action that ensured Inter's right not to collect COFINS on its financial revenues, such that the Federal Supreme Court ruling in Theme 372 does not directly affect Inter's discussions. As of September 30, 2025, the amount at risk of the action totals R$ 71,829 (December 31, 2024: R$ 68,738), while the total amount of the action corresponds to R$ 160,656 (December 31, 2024: R$ 153,760).
22.Other liabilities
a.Lease liabilities

	09/30/2025	12/31/2024
Payments to be processed (a)	1,652,305	1,896,283
Social and statutory provisions	209,825	206,392
Lease liabilities (Note 22.b)	119,810	113,690
Pending settlements (b)	95,134	50,202
Agreements	51,519	19,755
Contract liabilities (c)	35,521	38,205
Other liabilities	178,287	58,405
Total	2,342,401	2,382,932
(a)    The balance is substantially composed of: (i) credit operation installments to be transferred; (ii) payment orders to be settled; (iii) suppliers to be paid; and (iv) fees to be paid;
(b)     Refer to customer operations intended for carrying out business with fixed income securities, shares, commodities and financial assets, which will be settled within a maximum period of D+5; and
(c) The balance consists of amounts received, not yet recognized in the income statement arising from the exclusive contract for insurance products signed between the subsidiary Inter Digital Corretora and Consultoria de Seguros Ltda. (“Inter Seguros”) and Liberty Seguros.

b.Lease liabilities
The changes in lease liabilities in the year ended September 30, 2025 and September, 30, 2024.

Balance at December 31, 2024	113,690
New contracts	1,223
Payments	(25,774)
Accrued interest	30,671
Ending balance at September 30, 2025	119,810

Balance at December 31, 2023	120,395
New contracts	890
Payments	(28,532)
Accrued interest	26,436
Ending balance at September 30, 2024	119,189
c.    Lease maturity
The maturity of the lease liabilities as of September 30, 2025 and December 31, 2024 is as follows:

	09/30/2025	12/31/2024
Up to 1 year	5,959	1,011
From 1 year to 5 years	113,851	10,584
Above 5 years	—	102,095
Total	119,810	113,690

46

Notes to the interim condensed consolidated financial statements September 30, 2025

23.Equity
a.Share capital

Date	Class A	Class B	Total
09/30/2025	323,145,718	117,037,105	440,182,823
12/31/2024	322,664,816	117,037,105	439,701,921
As of September 30, 2025, Inter & Co, Inc.'s authorized share capital is US$ 50,000, divided into 20,000,000,000 shares with a nominal value of US$ 0.0000025 each, being (i) 10,000,000,000 Class A ordinary shares, (ii) 5,000,000,000 Class B ordinary shares, and (iii) 5,000,000,000 regardless of class, with rights designated by the Company's Board of Directors regardless of class. Inter & Co, Inc.'s paid-in share capital is R$ 13 as of September 30, 2025 (December 31, 2024: R$ 13).
On January 16, 2024, Inter&Co announced the commencement of the public offering of 36,800,000 (thirty-six million eight hundred thousand) Class A ordinary shares. The offering was priced on January 18, 2024 at US$ 4.40 (R$ 21.74) per share and the final settlement of the offering occurred on February 20, 2024, resulting in gross proceeds of R$ 823,036 and equity issuance costs of R$ (38,768). This movement is classified in capital reserves.
In 2025, a total of 2,250 new Class A ordinary shares were issued, intended for beneficiaries of our incentive plans.
b.Reserves
As of September 30, 2025, the reserves amounted to R$ 10,579,565 (December 31, 2024: R$9,793,992).
c.Other comprehensive income
As of September 30, 2025, Inter&Co, Inc. has accumulated other comprehensive income in shareholders' equity of R$ (899,763) (December 31, 2024: R$ (898,830), an amount composed of the net value of financial assets measured at FVOCI, the result from cash flow hedges, foreign exchange adjustment of foreign subsidiary, and the respective tax effects.
d.Dividends and interest on equity
On February 26, 2025, Inter&Co Inc. made dividend payments to the amount R$ 203,593 to its shareholders. During 2025, the amount of R$ 34,782 was distributed to non-controlling shareholders.
e.Basic and diluted earnings per share
Basic and diluted earnings per share is as follows:

	Quarter		Nine-month period
	09/30/2025	09/30/2024	09/30/2025	09/30/2024
Profit (loss)	336,345	242,671	937,998	631,943
Average number of shares outstanding	440,015,477	434,917,497	440,015,477	434,917,497
Basic earnings per share (R$)	0.76	0.56	2.13	1.45
Diluted earnings per share (R$)	0.75	0.54	2.11	1.44
Basic and diluted earnings per share are presented based on the two classes of shares, A and B, and are calculated by dividing net income attributable to the controlling shareholder by the weighted average number of shares of each class outstanding during the periods.

47

Notes to the interim condensed consolidated financial statements September 30, 2025
As of September 30, 2025, Inter & Co reported dilutive effects for the purpose of calculating diluted earnings per share. These effects resulted from granted shares of share-based payment plans, with a weighted average quantity of 3,744,730.
f.Non-controlling interest
As of September 30, 2025, the non-controlling interests balance is R$ 128,317 (December 31, 2024: R$ 177,132).
g.Reflex reserve
As of September 30, 2025, the mirror reserve is R$42,029 (December 31, 2024: R$43,074). The mirror reserve is composed primarily of share-based payments settled with equity instruments of Banco Inter.
h.    Treasury shares
As of September 30, 2025, there were no treasury shares.
24.Net interest income

	Quarter		Nine-month period
	09/30/2025	09/30/2024	09/30/2025	09/30/2024
Interest income
Personal loans	662,784	355,361	1,745,474	835,272
Credit card	551,464	379,768	1,401,672	1,101,215
Real estate loans	367,166	228,146	1,318,159	815,545
Amounts due from financial institutions	170,971	71,616	268,355	288,446
Business loans	143,359	145,606	407,125	422,462
Prepayment of receivables	163,154	136,933	650,318	250,240
Others	167,525	94,796	370,404	88,986
Total	2,226,423	1,412,226	6,161,507	3,802,166

Interest expenses
Term deposits	(1,075,663)	(523,227)	(2,628,907)	(1,403,191)
Funding in the open market	(522,552)	(265,782)	(1,375,762)	(751,962)
Saving	(31,005)	(26,987)	(92,120)	(75,039)
Financial institutions deposits	(2,269)	(4,550)	(35,135)	(89,994)
Others	(22,270)	(15,071)	(124,813)	(50,321)
Total	(1,653,759)	(835,617)	(4,256,737)	(2,370,507)

48

Notes to the interim condensed consolidated financial statements September 30, 2025
25.Income from securities, derivatives and foreign exchange

	Quarter		Nine-month period
	09/30/2025	09/30/2024	09/30/2025	09/30/2024
Income from securities	832,987	513,731	2,373,280	1,417,036
Fair value through other comprehensive income	693,041	406,808	1,992,406	1,168,522
Fair value through profit or loss	135,725	102,109	369,441	214,493
Amortized cost	4,221	4,814	11,433	34,021
Income from Derivatives	182,632	44,425	108,896	286,397
Future dollar contracts	41,975	22,984	180,079	4,060
Forward contracts	(31,330)	6,568	(80,320)	20,585
Futures contracts and swaps (a)	171,987	14,873	9,138	261,752
Revenue foreign exchange (b)	34,408	29,585	67,846	63,539
Total	1,050,027	587,741	2,550,022	1,766,972
(a) Mark-to-market adjustments of the hedged item offset the hedge accounting derivatives results; and
(b) Previously reported in the income statement as other income.
26.Net revenues from services and commissions

	Quarter		Nine-month period
	09/30/2025	09/30/2024	09/30/2025	09/30/2024
Interchange	345,261	294,983	986,276	791,575
Commission and brokerage fees	213,084	221,396	600,606	556,713
Fund management and investment fees	40,576	35,584	114,805	91,911
Banking and credit operations	11,055	26,119	33,782	79,767
Other	18,101	24,324	48,666	67,070
Inter Loop (a)	(38,856)	(30,459)	(113,366)	(89,177)
Cashback expenses (b)	(75,042)	(104,281)	(201,538)	(258,707)
Total	514,179	467,667	1,469,231	1,239,152

(a)    This refers to a loyalty and rewards program offered by Banco Inter. Through this program, Banco Inter customers accumulate points on their transactions and financial operations and can redeem them for benefits, discounts, products or services; and
(b)     These refer to amounts paid to customers as incentives for purchasing or using products.

27.Other revenues

	Quarter		Nine-month period
	09/30/2025	09/30/2024	09/30/2025	09/30/2024
Card network revenue	38,581	20,659	109,649	59,190
Performance fees (a)	9,962	14,307	30,746	55,298
Revenue from sale of goods	7,106	11,367	19,408	20,132
Capital Gains/(Losses)	(15,266)	7,717	(15,253)	16,506
Others	31,720	27,753	65,091	71,408
Total	72,103	81,803	209,641	222,534
(a)     Consists substantially of the results from the commercial agreement between Inter and Mastercard, B3, and Liberty, which offer performance bonuses as agreed targets are achieved.

49

Notes to the interim condensed consolidated financial statements September 30, 2025
28.Impairment losses on financial assets

	Quarter		Nine-month period
	09/30/2025	09/30/2024	09/30/2025	09/30/2024
Impairment expense for loans and advances to customers	(706,480)	(550,131)	(1,875,886)	(1,524,535)
Recovery of written-off credits assets	48,541	80,591	139,197	209,657
Others	17,143	(1,887)	12,963	11,155
Total	(640,796)	(471,427)	(1,723,726)	(1,303,723)
29.Administrative expenses

	Quarter		Nine-month period
	09/30/2025	09/30/2024	09/30/2025	09/30/2024
Data processing and information technology	(249,035)	(187,920)	(761,016)	(568,019)
Third party services and financial system services	(110,293)	(152,567)	(362,158)	(303,091)
Advertising and marketing	(74,816)	(81,309)	(201,150)	(164,376)
Rent, condominium fee and property maintenance	(14,703)	(20,282)	(40,673)	(51,608)
Provisions for contingencies	(13,424)	(15,809)	(41,220)	(37,264)
Insurance expenses	(6,804)	(2,927)	(10,950)	(12,091)
Others	(74,268)	(14,012)	(194,405)	(136,448)
Total	(543,343)	(474,826)	(1,611,572)	(1,272,897)
30.Personnel expenses

	Quarter		Nine-month period
	09/30/2025	09/30/2024	09/30/2025	09/30/2024
Salaries	(135,978)	(124,771)	(388,298)	(331,923)
Benefits	(105,061)	(93,419)	(260,616)	(212,841)
Social security charges	(42,172)	(38,841)	(121,344)	(102,466)
Others	(2,037)	(1,924)	(6,628)	(6,395)
Total	(285,248)	(258,955)	(776,886)	(653,625)

31.Tax expenses

	Quarter		Nine-month period
	09/30/2025	09/30/2024	09/30/2025	09/30/2024
PIS/COFINS	(112,020)	(85,599)	(321,264)	(230,044)
Taxes on JCP (Interest on Equity)	(49,554)	(9,307)	(94,281)	(14,844)
ISSQN	(17,727)	(15,991)	(51,546)	(42,724)
Others (a)	(11,027)	(12,735)	(36,171)	(21,771)
Total	(190,328)	(123,633)	(503,262)	(309,382)
(a)     Comprises, primarily, IOF (Tax on Financial Operations) expenses levied on foreign exchange operations related to overseas tax payments and also includes various administrative fees.

50

Notes to the interim condensed consolidated financial statements September 30, 2025
32.Current and deferred income tax and social contribution
a.Amounts recognized in profit or loss

	Quarter		Nine-month period
	09/30/2025	09/30/2024	09/30/2025	09/30/2024
Current income tax and social contribution expenses
Current year	(117,626)	(134,686)	(383,523)	(339,565)
Deferred income tax and social contribution benefits (expenses)
Provision for impairment losses on loans and advances	82,315	86,734	195,934	165,829
Provision for contingencies	522	1,130	920	3,941
Adjustment of financial assets to fair value	38,543	11,469	24,911	(33,981)
Other temporary differences	(83,817)	(92,581)	(15,135)	(68,322)
Tax losses carried forward	(1,881)	93,992	(15,684)	84,701
Others	20,024	—	28,537	—
Total deferred income tax and social contribution	55,706	100,744	219,483	152,168
Total income tax	(61,920)	(33,942)	(164,040)	(187,397)
b.Reconciliation of effective rate current income tax expenditure

	Quarter		Nine-month period
	09/30/2025	09/30/2024	09/30/2025	09/30/2024
Profit before income tax	417,925	293,953	1,159,001	865,283
Income tax and social contribution - (45%) (a)	(188,068)	(132,277)	(521,550)	(389,377)

Tax effect of:
Dividend paid as interest on equity	65,462	27,712	124,080	58,320
Non-taxable income (non-deductible expenses) net	51,563	(29,222)	162,789	20,467
Tax incentives	—	41,501	—	41,501
Subsidiaries subject to different tax regimes and rates	18,647	13,017	73,265	30,635
Others	(9,524)	45,327	(2,624)	51,057
Total income tax	(61,920)	(33,942)	(164,040)	(187,397)

Effective tax rate	(15)%	(12)%	(14)%	(22)%

Total deferred income tax and social contribution	55,705	100,744	219,482	152,168
Total income tax and social contribution expenditure	(117,626)	(134,686)	(383,523)	(339,565)

(a)    Banco Inter's results represent the largest impact on the total amount of taxes, therefore we present the 45% rate, which is the nominal rate currently in effect for banks under Brazilian legislation.

51

Notes to the interim condensed consolidated financial statements September 30, 2025
c.Changes in the balances of deferred taxes

	12/31/2024	Constitution	Realization	09/30/2025
Deferred tax assets
Provision for impairment losses on loans and advances	815,679	284,945	(103,873)	996,751
Adjustment of financial assets to fair value	442,773	362,038	(434,776)	370,035
Tax losses carried forward	336,535	4,001	(19,685)	320,851
Hedge accounting	39,187	22,407	—	61,594
Provision for contingencies	24,831	24,429	(23,508)	25,752
Other temporary differences	46,049	36,378	(46,049)	36,378
Subtotal	1,705,054	734,198	(627,891)	1,811,361
Hedge accounting	—	(108,433)	—	(108,433)
Tax credits net of deferred tax liabilities (a)	1,705,054	625,765	(627,891)	1,702,928

Deferred tax liabilities
Capital gains from assets in business combinations	(11,357)	(244)	2,938	(8,663)
Sundry deferred liabilities	(50,146)	(5,465)	17,356	(38,255)
Subtotal	(61,503)	(5,709)	20,294	(46,918)

Total net deferred tax assets (liabilities) (b)	1,643,551	620,056	(607,597)	1,656,010

(a)    Deferred income tax and social contribution, both assets and liabilities, are offset in the balance sheet by taxable entity; and
(b)    The recognition of these deferred tax assets and liabilities is based on the expectation of generating future taxable profits and is supported by technical studies and earnings projections.

	Balance at 12/31/2023	Constitution	Realization	Balance at 09/30/2024
Deferred tax assets
Provision for impairment losses on loans and advances	630,817	626,503	(460,674)	796,646
Adjustment of financial assets to fair value	137,729	250,641	(137,729)	250,641
Tax losses carried forward	164,831	133,532	(48,749)	249,614
Provision for contingencies	17,720	18,153	(14,212)	21,661
Other temporary differences	82,438	93,081	(82,596)	92,923
Subtotal	1,033,535	1,121,910	(743,960)	1,411,485
Hedge accounting	(27,902)	(13,800)	27,901	(13,801)
Tax credits net of deferred tax liabilities (a)	1,005,633	1,108,110	(716,059)	1,397,684

Deferred tax liabilities
Capital gains from assets in business combinations	(4,637)	—	2,173	(2,464)
Sundry deferred liabilities	—	(29,918)	—	(29,918)
Subtotal	(4,637)	(29,918)	2,173	(32,382)

Total net deferred tax assets (liabilities) (b)	1,000,996	1,078,192	(713,886)	1,365,302

(a)    Deferred income tax and social contribution, both assets and liabilities, are offset in the balance sheet by taxable entity; and
(b)    The recognition of these deferred tax assets and liabilities is based on the expectation of generating future taxable profits and is supported by technical studies and earnings projections.

52

Notes to the interim condensed consolidated financial statements September 30, 2025
33.Share-based payment
a.Share-based compensation agreements
a.1) Stock option plan - Banco Inter S.A.
Between February 2018 and January 2022, Banco Inter S.A. established stock option programs through which stock options were granted to Inter's management and executives for the acquisition of Banco Inter S.A. shares.
On January 4, 2023, an Extraordinary General Meeting of Inter&Co, Inc. was held, at which the migration of share-based payment plans was approved, with the consequent assumption by Inter&Co of Banco Inter S.A.'s obligations arising from the active plans and respective programs. As a result of the corporate reorganization, the number of options held by each beneficiary was proportionally adjusted. Thus, for every 6 stock options of ordinary or preferred shares of Banco Inter S.A., the beneficiary will have 1 stock option of Inter&Co Class A Share. Additionally, the re-pricing of the exercise price of options granted in 2022, which had not yet been exercised, was approved. Upon re-pricing, a new calculation of the fair value of the granted and unexercised options was performed, resulting in an additional amount of R$15,990 of incremental expense, to be recognized over the remaining vesting period.
The main characteristics of the plans are described below:

Grant Date	Final strike date	Options (shares INTR)	Vesting	Average strike price	Participants
02/15/2018	02/15/2025	5,452,464	Up to 5 years	R$1.80	Officers, managers and key employees
07/09/2020	07/09/2027	3,182,250	Up to 5 years	R$21.50	Officers, managers and key employees
01/31/2022	12/31/2028	3,250,000	Up to 5 years	R$15.50	Officers, managers and key employees
Changes in the options of each plan for the period ended September 30, 2025 and supplementary information are shown below:

Grant Date	12/31/2024		Granted		Expired/Cancelled		Exercised		09/30/2025
2018	71,999		—		—		71,999		—
2020	2,443,088		—		25,350		176,925		2,240,813
2022	2,644,725		—		120,075		198,150		2,326,500
Total	5,159,812		—		145,425		447,074		4,567,313
Weighted average price of the shares	R$	18.15	R$	—	R$	16.55	R$	15.67	R$	18.44

Grant Date	12/31/2023	Granted		Expired/Cancelled	Exercised	12/31/2024
2018	115,799	—		—	43,800	71,999
2020	2,519,138	—		8,325	67,725	2,443,088
2022	2,815,750	—		77,125	93,900	2,644,725
Total	5,450,687	—		85,450	205,425	5,159,812
Weighted average price of the shares	R$ 17,98	R$	—	R$ 16,08	R$ 14,56	R$ 18,15

53

Notes to the interim condensed consolidated financial statements September 30, 2025
The fair values of the 2018 and 2020 plans were estimated based on the Black & Scholes option pricing model considering the terms and conditions under which the options were granted, and the respective compensation expense is recognized during the vesting period.

	2018	2020
Strike price	1.80	21.50
Risk-free rate	9.97%	9.98%
Duration of the strike (years)	7	7
Expected annualized volatility	64.28%	64.28%
Fair value of the option at the grant/share date:	0.05	0.05
For the 2022 program, the fair value was estimated based on the Binomial model:

2022
Strike price	15.50
Risk-free rate	11.45%
Duration of the strike (years)	7
Expected annualized volatility	38.81%
Weighted fair value of the option at the grant/share date:	4.08
For the period ended September 30, 2025, R$ 4,534 in employee benefit expenses were recognized (September 30, 2024: R$20,227).
a.2) Share-based payment related to Inter & Co Payments Inc., acquisition
In the context of the acquisition of Inter & Co Payments, Inc. by Inter, it was established that part of the payment to key executives of the acquired entity would be made through the migration of Inter & Co Payments, Inc.'s share-based payment plan, with an amendment to provide that the stock option could be exercised on Inter&Co Class A shares and/or Inter & Co restricted Class A shares, as applicable, in place of Inter & Co Payments, Inc. shares. Considering the characteristics of the contract entered into between the parties, expenses associated with the granted options are treated as compensation expense to be recognized during the term of the exercisable options and based on the continued employment of such key executives.
The main characteristics of these stock-based payments are described below:

Grant Date	Options	Vesting	Average strike price (a)	Participants	Vesting date of 100% of shares
2022	489,386	Up 3 years	R$ 10,48 per Class A	Key Executives	12/30/2024

(a)    Number of options and strike price from Inter&Co Payments, Inc.’s equity incentive plan have been agreed by the Parties at the time of the acquisition. The number of options and strike price, after the Company’s reorganization and listing on Nasdaq have been recalculated in accordance with the rate between Inter’s shares and the Company’s Class A Shares. According to the contract signed between the parties, the corresponding amount is USD 1.92. The values presented in reais were converted using the dollar FX rate as of September 30, 2025.

All put options that had been granted were exercised, with the last tranche exercised on January 7, 2025.

54

Notes to the interim condensed consolidated financial statements September 30, 2025
The movements of Inter & Co Payments, Inc. granted instruments as of September 30, 2025 and supplementary information are shown below:

Grant Date	12/31/2024		Granted Options		Expired/Cancelled		Exercised		09/30/2025
2022	489,386		—		—		269,634		219,752
Total	489,386		—		—		269,634		219,752
Weighted average price of the shares	R$	11.89	R$	—	R$	—	R$	10.21	R$	10.21

Grant Date	12/31/2023		Granted Options		Expired/Cancelled		Exercised		12/31/2024
2022	489,386		—		—		—		489,386
Total	489,386		—		—		—		489,386
Weighted average price of the shares	R$	9.30	R$	—	R$	—	R$	—	R$	11.89

Grant Date	12/31/2024	Granted Shares	Expired/Cancelled	Put option exercise	09/30/2025
2022	282,683	—	—	282,683	—
Total	282,683	—	—	282,683	—

Grant Date	12/31/2023	Granted Shares	Expired/Cancelled	Put option exercise	12/31/2024
2022	482,625	—	—	199,942	282,683
Total	482,625	—	—	199,942	282,683
For the period ending on September 30, 2025, the amount of R$ 3,798 (September 30, 2024: R$ 14,445) was recognized as employee benefit expenses in the income statement of the Company.
a.3) Restricted shares agreement (RSU) - Inter.
The Extraordinary General Meeting of Inter&Co, Inc. held on January 4, 2023 approved the creation of the Omnibus Incentive Plan, which aims to promote the interests of the Company and its shareholders, strengthening the Company's ability to attract, retain and motivate employees who are expected to make contributions to the Company and provide these individuals with incentives to align their interests with those of the Company's shareholders.
The Omnibus Incentive Plan is administered by the Board of Directors of Inter&Co, Inc., which has the authority to approve program grants to Company employees.
In 2023, the Company granted 2,155,500 restricted stock units (RSUs) under the Omnibus Incentive Plan with 25% block vesting schedules to various executives and employees of the Company and/or its direct or indirect subsidiaries. The vesting schedules are provided in each grant agreement. As of September 30, 2025, 190,000 granted RSUs had expired and 1,074,750 RSUs had been exercised.
In 2024, the Company granted 2,115,000 restricted stock units (RSUs) under the Omnibus Incentive Plan with 25% block vesting schedules to various executives and employees of the Company and/or its direct or indirect subsidiaries. The vesting schedules are provided in each grant agreement. As of September 30, 2025, 147,750 granted RSUs had expired and 548,750 RSUs had been exercised.
Until September 30, 2025, the Company granted 2,382,522 restricted stock units (RSUs) under the Omnibus Incentive Plan, with vesting schedules of 25% blocks, to various executives and employees of the Company and/or its direct or indirect subsidiaries. The vesting schedules are set forth in each grant agreement. Through September 30, 2025, 143,666 RSUs granted had expired.

55

Notes to the interim condensed consolidated financial statements September 30, 2025
See table below:

09/30/2025
Date of grant	Exercise rate per vesting	Fair value of share (in R$)	Remaining term of the vesting period (in years)	Vesting period (years)	Total granted	Total not vested yet
06/01/2023	25%	R$14.15	2,0	4.0	2,140,500	887,000
11/01/2023	25%	R$22.99	3,0	4.0	15,000	3,750
02/01/2024	25%	R$25.22	3,0	4.0	10,000	—
04/01/2024	25%	R$29.11	3,0	4.0	120,000	80,000
04/26/2024	25%	R$26.27	3,0	4.0	1,795,000	1,243,500
06/04/2024	25%	R$30.35	3,0	4.0	60,000	45,000
07/01/2024	25%	R$33.07	2,0	3.0	50,000	25,000
07/17/2024	25%	R$36.47	3,0	4.0	30,000	—
09/04/2024	25%	R$40.39	2,0	3.0	50,000	25,000
01/29/2025	25%	R$28.18	4,0	4.0	1,850,000	1,767,500
01/31/2025	25%	R$29.02	4,0	4.0	190,522	144,856
02/24/2025	25%	R$28.03	4,0	4.0	10,000	10,000
05/09/2025	25%	R$38.41	4,0	4.0	30,000	30,000
06/02/2025	25%	R$38.56	3,0	4.0	302,000	286,500
Total					6,653,022	4,548,106

12/31/2024
Date of grant	Exercise rate per vesting	Fair value of share (in R$)	Remaining term of the vesting period (in years)	Vesting period (years)	Total granted	Total not vested yet
06/01/2023	25%	R$14.15	2,0	4.0	2,140,500	963,500
01/11/2023	25%	R$22.99	3,0	4.0	15,000	11,250
02/01/2024	25%	R$25.22	3.0	4.0	10,000	7,500
04/01/2024	25%	R$29.11	3.0	4.0	120,000	95,000
04/26/2024	25%	R$26.27	3.0	4.0	1,795,000	1,305,000
06/04/2024	25%	R$30.35	3.0	4.0	60,000	60,000
07/01/2024	25%	R$33.07	2.0	3.0	50,000	37,500
07/17/2024	25%	R$36.47	4.0	4.0	30,000	30,000
09/04/2024	25%	R$40.39	3.0	3.0	50,000	37,500
Total					4,270,500	2,547,250
In the year ended September 30, 2025, the amount of R$ 47,564 (September 30, 2024: R$ 21,064) was recognized as employee benefit expenses in the income statement of the Company.

56

Notes to the interim condensed consolidated financial statements September 30, 2025
34. Transactions with related parties
Transactions with related parties are defined and controlled in accordance with the Related-Party Policy approved by Inter&Co’s Board of Directors. The policy defines and ensures transactions involving Inter and its shareholders or direct or indirect related parties. Transactions related to subsidiaries are eliminated in the consolidation process, not affecting the consolidated financial statements. Related-party transactions were undertaken as follows:

	Parent Company (a)		Key management personnel (b)		Other related parties (c)		Total
	09/30/2025	12/31/2024	09/30/2025	12/31/2024	09/30/2025	12/31/2024	09/30/2025	12/31/2024
Assets	2,763	4,101	6,206	5,914	819,022	754,975	828,087	764,990
Loans and advances to customers	2,763	4,101	6,206	5,914	819,022	641,113	827,991	651,128
Amounts due from financial institutions	—	—	—	—	—	113,862	—	113,862
Other assets	—	—	—	—	96	—	96	—

Liabilities	(56,376)	(44,190)	(16,328)	(16,044)	(139,921)	(118,499)	(212,625)	(178,733)
Deposits from customers - Demand deposits	(194)	—	(1,036)	(4)	(4,505)	(470)	(5,735)	(474)
Deposits from customers - Term deposits	(56,182)	(44,190)	(15,292)	(16,040)	(135,416)	(118,029)	(206,890)	(178,259)

	Parent Company (a)		Key management personnel (b)		Other related parties (c)		Total
	09/30/2025	09/30/2024	09/30/2025	09/30/2024	09/30/2025	09/30/2024	09/30/2025	09/30/2024
Profit/ (loss)	(5,171)	(232)	(1,282)	(7,327)	(8,952)	(1,889)	(15,405)	(9,448)
Interest income	241	—	547	1,763	4,981	15,849	5,769	17,612
Revenues from services	—	—	159	—	12,691	—	12,850	—
Interest expenses	(5,368)	(210)	(1,562)	(211)	(11,858)	(838)	(18,788)	(1,259)
Other administrative expenses	(44)	(22)	(426)	(8,879)	(14,766)	(16,900)	(15,236)	(25,801)
In August 2025, Banco Inter acquired a 91.15% stake in the Inter Oportunidade Imobiliária Investment Fund, managed by Inter Asset Gestão de Recursos Ltda. The institution's objective with this transaction is to distribute these units to its client base and institutional investors.
(a)    Inter&Co is directly controlled by Costellis International Limited, SBLA Holdings and Hottaire;
(b)     Directors and members of the Board of Directors and Supervisory Board of Inter&Co; and
(c)     Any immediate family members of key management personnel or companies controlled by them, including: companies which are controlled by immediate family members of the controlling shareholder of Inter&Co; companies over which the controlling shareholder or his/hers immediate family members have significant influence; other investors that have significant influence over Inter&Co and their close family members.
Compensation of key management personnel
The overall compensation of Inter&Co, Inc.'s management is set annually by the Ordinary General Meeting, as established in the Company's Bylaws, and includes members of the Board of Directors, Management Board, and Fiscal Council. For the current fiscal year, the total amount approved was R$ 109,350 (in 2024: R$ 97,856). September 30, 2025, an expenditure was recognized for proceeds in the amount of R$ 75,764 (R$ 88.840, as of September 30, 2024).

57

Notes to the interim condensed consolidated financial statements September 30, 2025
    35. Subsequent events
There have been no relevant subsequent events up to the date of approval of this financial statement.

58